SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended June 30, 2006

AEGON N.V.

(Translation of registrant’s name into English)

AEGONplein 50

2591 TV The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The financial statements, notes thereto and Operating and Financial Review and Prospects of AEGON N.V. listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in AEGON’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 33-27604, 33-80246, 333-11458, 33-105463 and 333-106497) and on Form S-8 (Nos 33-89814, 333-7040, 333-8500, 333-123986, 333-129661 and 333-129662).

Item 1: Financial Statements

Condensed Consolidated Balance Sheets at June 30, 2006 and December 31, 2005

Condensed Consolidated Income Statements for the six months ended June 30, 2006 and June 30, 2005

Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2006 and June 30, 2005

Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2006 and June 30, 2005

Notes to the Condensed Consolidated Financial Statements

Item 2: Operating and Financial Review and Prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date:	September 27, 2006

/s/ Ruurd A. van den Berg
Ruurd A. van den Berg
Executive Vice President
Group Finance & Information

Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEETS

In accordance with IFRS-EU at June 30, 2006 and December 31, 2005

amounts in million EUR	June 30, 2006	December 31, 2005
	(unaudited)
Assets
Investments general account	137,201	146,075
Investments for account of policyholders	124,906	127,547
Investments in associates	469	542
Other assets and receivables	35,904	37,051

Total assets	298,480	311,215

Equity and liabilities
Shareholders’ equity	17,334	19,276
Other equity instruments	3,782	3,379
Minority interest	15	15

Group equity	21,131	22,670
Trust pass-through securities	405	437
Subordinated borrowings	268	284

Insurance contracts general account	89,755	95,690
Insurance contracts for account of policyholders	68,093	70,280
Investment contracts general account	37,526	38,842
Investment contracts for account of policyholders	58,277	58,724
Other liabilities	23,025	24,288

Total equity and liabilities	298,480	311,215

CONDENSED CONSOLIDATED INCOME STATEMENTS

In accordance with IFRS-EU for the six months ended June 30, 2006 and June 30, 2005

amounts in million EUR	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Total revenues	17,458	14,826
Income from reinsurance ceded	776	828
Fair value and foreign exchange gains	504	212
Total gains on investments	2,640	3,977
Other income	10	176

Total income	21,388	20,019

Benefits and expenses	17,117	17,588
Fair value and foreign exchange losses	125	237
Total losses on investments and impairment charges	2,335	22
Interest charges and related fees	201	210
Other charges	1	0

Total charges	19,779	18,057

Share in profit/(loss) of associates	13	14

Income before tax	1,622	1,976
Income tax	(328)	(549)
Minority interest	0	1

Net income	1,294	1,428

Amounts per common share of EUR 0.12

Net income in EUR	0.73	0.84
Net income fully diluted in EUR	0.73	0.84
Dividend per share in EUR	0.24	0.22

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

In accordance with IFRS-EU for the six months ended June 30, 2006 and June 30, 2005

amounts in million EUR	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Net cash flow from operating activities	4,243	1,839

Cash flow from investing activities
Purchase of investments	(32,218)	(33,437)
Proceeds from sale and maturity of investments	28,791	31,571
Divestiture (acquisition) of subsidiary	16	(44)
Other items	105	138

Net cash flow from investing activities	(3,306)	(1,772)

Cash flow from financing activities
Proceeds from borrowings and equity instruments	837	1,392
Purchase and sale of treasury shares	(96)	72
Dividends paid	(263)	(169)
Coupons on perpetuals	(90)	(87)
Repayments of borrowings and equity instruments	(704)	(1,218)
Other items	(123)	(18)

Net cash flow from financing activities	(439)	(28)

Net increase in cash and cash equivalents	498	39

Net cash and cash equivalents at the beginning of the year	6,068	6,804
Effects of exchange rate changes on cash and cash equivalents	(319)	613

Net cash and cash equivalents at the end of the period	6,247	7,456

Amounts paid in cash for:
Interest	273	234
Income tax	124	352

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In accordance with IFRS-EU for the six months ended June 30, 2006 and June 30, 2005

amounts in million EUR	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Shareholders’ equity at January 1	19,276	14,875

Net income	1,294	1,428
Movements in foreign currency translation reserve	(954)	1,234
Movements in revaluation reserves	(1,787)	841
Other	(65)	100

Comprehensive income	(1,512)	3,603

Dividend paid on common shares	(183)	(90)
Dividend paid on preferred shares	(80)	(79)
Repurchased and sold own shares	(96)	72
Coupons on perpetuals (net of tax)	(63)	(59)
Other changes	(8)	100

Changes in equity from relations with shareholders	(430)	(56)

Shareholders’ equity at June 30	17,334	18,422

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF AEGON GROUP (UNAUDITED)

Amounts in EUR millions, unless otherwise stated

1.1 Basis of presentation

AEGON N.V. is also referred to as AEGON or the Group.

The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (IFRS-EU), which for AEGON is equal to IFRS. The accounting principles of IFRS-EU differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS-EU and US GAAP refer to notes 18.57 to the consolidated financial statements and footnotes thereto included in AEGON’s annual report on Form 20-F for the year ended December 31, 2005.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

Net income for the six months ended June 30, 2006 is not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These unaudited condensed consolidated financial statements should be read in conjunction with AEGON’s 2005 audited annual financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON’s annual report on Form 20-F for the year ended December 31, 2005.

AEGON Funding Corp. (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the U.S. subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS-EU. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2006 the issued and outstanding capital is EUR 252 million, the reserves required by law amount to EUR 781 million, and EUR 16,301 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON that exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribes required capital levels and may restrict the amount of dividends that can be paid. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

Foreign currency

a. Translation of foreign currency transactions

A group entity prepares its financial statements in the currency of the primary environment in which it operates. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities are translated at the prevailing exchange rate. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items are recognized in equity or the income statement, consistently with other gains and losses on these items.

b. Translation of foreign currency operations

On consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the balance sheet date.

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

The most important euro closing rates are:	June 30, 2006	December 31, 2005
U.S. Dollar (USD)	1.2713	1.1797
Pound Sterling (GBP)	0.6921	0.6853
Canadian Dollar (CAD)	1.4132	1.3725
Hungarian Forint (HUF)	283.35	252.87

1.2 Recently issued IFRS-EU accounting standards

1.2.1 Adoption of new IFRS-EU accounting standards

New standards become effective on the date specified by IFRS-EU, but may allow companies to opt for an earlier adoption date. In 2006, the Group has adopted the following relevant standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC):

•	The amendments to International Accounting Standards (IAS) 21 Net investments in foreign operations – required date of adoption January 1, 2006;

•	IFRIC 4 Determining whether an arrangement contains a lease – required date of adoption January 1, 2006;

The amendments to IAS 21 redefine which monetary items should be included in an entity’s net investment in a foreign operation. In order to meet the definition of a net investment in a foreign operation, monetary items no longer need to be denominated in either the functional currency of the parent company or the functional currency of the foreign operation. Also, the new standard clarifies that monetary items resulting from transactions between subsidiaries may also qualify.

IFRIC 4 addresses how to determine whether an arrangement is, or contains, a lease as defined in IAS 17 Leases, when the assessment or reassessment of the arrangement would be made and, if applicable, how the payments for the lease should be separated from payments for any other elements in the arrangement.

The adoption of these standards and interpretations did not have an impact on equity or net income.

The Group has not opted to early adopt any standards or interpretations in 2006.

1.2.2 Future adoption of new IFRS-EU accounting standards

The following standards and interpretations will be introduced in the coming years:

•	IFRS 7 Financial instruments: Disclosures – required adoption date January 1, 2007;

•	The amendments to IAS 1 Capital Disclosures – required adoption date January 1, 2007;

•	The amendments to the guidance on implementation of IFRS 4 Insurance Contracts – required adoption date January 1, 2007;

•	IFRIC 8 Scope IFRS 2 Share-based payments – required adoption date January 1, 2007;

•	IFRIC 9 Reassessment of embedded derivatives – required adoption date January 1, 2007;

•	IFRIC 10 Interim financial reporting and impairment – required adoption date January 1, 2007.

The Group intends to adopt these standards and interpretations on the required adoption date subject to EU endorsement.

IFRS 7, the related amendments to IAS 1 and the implementation guidance to IFRS 4 will affect the disclosures on financial instruments, insurance contracts and capital provided in the Group’s consolidated financial statements. The standards are not expected to have an impact on equity or net income.

IFRIC 8 clarifies that IFRS 2 Share-based Payment applies to all transactions in which an entity receives non-financial assets or services as consideration for the issue of its equity instruments, even where nil consideration seems to be received. The interpretation is not expected to have an impact on equity or net income.

IFRIC 9 provides additional guidance to the principle in IAS 39 to assess whether a contract contains embedded derivatives that require bifurcation when the company first becomes a party to the contract. IFRIC 9 requires an additional assessment to be performed when there is a change in the terms of the contract that significantly modifies the contract’s cash flows. The interpretation prohibits subsequent reassessments to be performed in other instances, with the exception of business combinations for which a scope exclusion is made. IFRIC 9 is consistent with the Group’s current policy on the reassessment of embedded derivatives. Therefore, no impact on equity or net income is expected.

IFRIC 10 prohibits entities from reversing impairment losses recognized in previous interim periods in respect of goodwill or an investment in either an equity instruments or a financial asset carried at cost. AEGON intends to adopt this interpretation on its required adoption date and is currently investigating the impact on equity and net income, which is expected to be limited.

1.3 Earnings per share

The Financial Accounting Standard Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share” (EPS) requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares has been adjusted retroactively for all periods presented, to reflect stock dividends.

	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Net income per share, based on US GAAP (in EUR)
Basic	0.52	0.70
Diluted	0.52	0.70

Per share amounts for net income are calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the IFRS-EU and US accounting basis is as follows:

	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Numerator:
IFRS-EU:
Net income	1,294	1,428
Less: dividends on preferred shares	(80)	(79)
Less: coupons on perpetuals	(63)	(59)

Net income used in basic and diluted calculation	1,151	1,290

US GAAP:
Net income on IFRS-EU used in basic and diluted calculation	1,151	1,290
US GAAP adjustments to net income	(400)	(277)
Coupons on perpetuals	63	59

Net income on US GAAP used in basic and diluted calculation	814	1,072

Denominator: (number of shares, in millions)

Weighted average shares, as used in basic calculation	1,575	1,531
Addition for stock options outstanding during the year	1	0

Weighted average shares, as used in diluted calculation	1,576	1,531

1.4 Business segment information

As AEGON’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of assets. Secondary information is reported for groups of related products.

AEGON has the following reportable geographical segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain, Taiwan and other smaller units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies market their own, unique products using tailored distribution channels. AEGON’s core business is life insurance, pension and related savings and investment products. AEGON is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes determined in accordance with IFRS-EU. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements.

CONSOLIDATED AEGON

amounts in million EUR	Six months ended June 30,
	2006	2005
By product segment
Traditional life	338	366
Life for account of policyholders	447	74
Fixed annuities	231	168
Variable annuities	138	(2)
Institutional guaranteed products	138	126
Fee - off balance sheet products	28	52
Reinsurance	97	50
Accident and health insurance	186	183
General insurance	34	35
Banking activities	16	(3)
Other	(1)	(1)
Interest charges and other	(145)	(143)

Operating earnings before tax	1,507	905
Gains/(losses) on investments	118	815
Impairment charges	(25)	11
Other non operating income/(charges)	9	231
Share in profit/(loss) of associates	13	14

Income before tax	1,622	1,976
Income tax	(328)	(549)
Minority interest	0	1

Net income	1,294	1,428

Income before tax geographically
Americas	1,000	944
The Netherlands	605	815
United Kingdom	121	160
Other countries	33	221
Holding and other activities	(125)	(161)
Eliminations	(12)	(3)

Income before tax	1,622	1,976

CONSOLIDATED AEGON (continued)

amounts in million EUR	Six months ended June 30,
	2006	2005
Revenues
Life general account single premiums	1,188	726
Life general account recurring premiums	3,281	3,033
Life policyholders account single premiums	3,076	1,656
Life policyholders account recurring premiums	2,381	2,363

Total life insurance gross premiums	9,926	7,778
Accident and health insurance	1,188	1,131
General insurance	320	325

Total gross premiums	11,434	9,234
Investment income	5,222	4,860
Fee and commission income	792	688
Other revenues	10	44

Total revenues	17,458	14,826

Total revenues by product segment
Life insurance	15,596	12,964
Accident and health insurance	1,373	1,312
General insurance	347	356
Banking activities	113	135
Other activities	29	59

Total revenues	17,458	14,826

AMERICAS

amounts in million EUR	Six months ended June 30,
	2006	2005
Income by product segment
Traditional life	281	228
Life for account of policyholders	38	45
Fixed annuities	231	168
Variable annuities	138	(2)
Institutional guaranteed products	138	126
Fee - off balance sheet products	28	34
Reinsurance	97	50
Accident and health insurance	167	154

Operating earnings before tax	1,118	803
Gains/(losses) on investments	(97)	95
Impairment charges	(21)	46

Income before tax	1,000	944

Income tax	(281)	(274)
Minority interest	0	2

Net income	719	672

Revenues
Life general account single premiums	337	327
Life general account recurring premiums	2,330	2,116
Life policyholders account single premiums	222	268
Life policyholders account recurring premiums	486	451

Total life insurance gross premiums	3,375	3,162
Accident and health insurance	1,023	961

Total gross premiums	4,398	4,123
Investment income	2,918	2,543
Fee and commission income	476	408

Total revenues	7,792	7,074

THE NETHERLANDS

amounts in million EUR	Six months ended June 30,
	2006	2005
Income by product segment
Traditional life	47	127
Life for account of policyholders	302	(67)
Fee - off balance sheet products	17	14
Accident and health insurance	17	28
General insurance	17	20
Banking activities	16	(3)

Operating earnings before tax	416	119
Gains/(losses) on investments	190	729
Impairment charges	(4)	(34)
Share in profit/(loss) of associates	3	1

Income before tax	605	815
Income tax	(68)	(214)

Net income	537	601

Revenues
Life general account single premiums	295	227
Life general account recurring premiums	339	341
Life policyholders account single premiums	444	383
Life policyholders account recurring premiums	844	964

Total life insurance gross premiums	1,922	1,915
Accident and health insurance	125	131
General insurance	254	260

Total gross premiums	2,301	2,306
Investment income	983	1,106
Fee and commission income	177	160

Total revenues	3,461	3,572

UK

amounts in million EUR	Six months ended June 30,
	2006	2005
Income by product segment
Traditional life	9	3
Life for account of policyholders	105	94
Fee - off balance sheet products	(5)	3

Operating earnings before tax	109	100
Gains/(losses) on investments	(3)	6
Impairment charges	(1)	(1)
Other non-operating income/(charges) [1]	16	55

Income before tax	121	160
Income tax attributable to policyholder return	0	(55)

Income before income tax on shareholders return	121	105
Income tax on shareholders return	(12)	(26)
Minority interest	0	(1)

Net income	109	78

Revenues
Life general account single premiums	542	163
Life general account recurring premiums	160	133
Life policyholders account single premiums	2,203	994
Life policyholders account recurring premiums	939	886

Total gross premiums	3,844	2,176
Investment income	1,215	1,120
Fee and commission income	122	109

Total revenues	5,181	3,405

[1]	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

OTHER COUNTRIES

amounts in million EUR	Six months ended June 30,
	2006	2005
Income by product segment
Traditional life	1	8
Life for account of policyholders	2	2
Fee - off balance sheet products	(12)	1
Accident and health insurance	2	1
General insurance	17	15
Other	(1)	(1)

Operating earnings before tax	9	26
Gains/(losses) on investments	15	6
Other non-operating income/(charges)	(1)	176
Share in profit/(loss) of associates	10	13

Income before tax	33	221
Income tax	(9)	(34)

Net income	24	187

Revenues
Life general account single premiums	14	9
Life general account recurring premiums	452	443
Life policyholders account single premiums	207	11
Life policyholders account recurring premiums	112	62

Total life insurance gross premiums	785	525
Accident and health insurance	40	39
General insurance	66	65

Total gross premiums	891	629
Investment income	87	75
Fee and commission income	17	11
Other revenues	0	0

Total revenues	995	715

INVESTMENTS, ASSETS AND CAPITAL GEOGRAPHICALLY

amounts in million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
At June 30, 2006
Investments
Shares	2,046	4,967	52	128	(19)	7,174
Bonds	77,755	15,985	3,679	3,129	22	100,570
Loans	13,025	7,803	0	190	66	21,084
Other financial assets	5,895	5	0	55	0	5,955
Investments in real estate	379	1,693	0	1	0	2,073
Real estate held for own use	162	135	0	33	15	345

Investments general account	99,262	30,588	3,731	3,536	84	137,201
Shares	0	8,782	30,775	119	(37)	39,639
Bonds	0	9,366	20,515	133	0	30,014
Separate accounts and investment funds	45,445	0	975	887	0	47,307
Other financial assets	0	1,733	4,384	19	0	6,136
Investments in real estate	0	0	1,671	0	0	1,671
Real estate held for own use	0	0	139	0	0	139

Investments for account of policyholders	45,445	19,881	58,459	1,158	(37)	124,906
Investments on balance sheet	144,707	50,469	62,190	4,694	47	262,107
Off balance sheet investments third parties	66,551	13,182	3,056	1,163	0	83,952

Total revenue generating investments	211,258	63,651	65,246	5,857	47	346,059

Investments
Available-for-sale	78,311	18,783	3,641	2,018	18	102,771
Loans	13,025	7,803	0	190	66	21,084
Held-to-maturity	0	0	0	1,257	0	1,257
Financial assets at fair value through profit or loss	52,830	22,055	56,739	1,195	(52)	132,767
Investments in real estate	379	1,693	1,671	1	0	3,744
Real estate held for own use	162	135	139	33	15	484

Total investments on balance sheet	144,707	50,469	62,190	4,694	47	262,107

Assets and capital
Assets business units	166,668	55,894	68,272	5,990		296,824
Other assets						1,656

Total assets on balance sheet						298,480

Capital in units	14,334	4,569	3,172	1,053		23,128

Total capital base						23,391
Other net liabilities						(263)

Total						23,128

INVESTMENTS, ASSETS AND CAPITAL GEOGRAPHICALLY (continued)

amounts in million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
At December 31, 2005
Investments
Shares	2,055	5,720	99	51	(29)	7,896
Bonds	85,707	15,647	3,553	3,016	24	107,947
Loans	14,361	7,215	0	136	73	21,785
Other financial assets	5,921	27	0	75	1	6,024
Investments in real estate	404	1,663	0	1	0	2,068
Real estate held for own use	170	135	0	34	16	355

Investments general account	108,618	30,407	3,652	3,313	85	146,075

Investments for account of policyholders	47,449	19,782	59,378	974	(36)	127,547

Investments on balance sheet	156,067	50,189	63,030	4,287	49	273,622
Off balance sheet investments third parties	68,506	12,500	2,657	1,129	0	84,792

Total revenue generating investments	224,573	62,689	65,687	5,416	49	358,414

Investments
Available-for-sale	85,170	19,246	3,559	1,933	18	109,926
Loans	14,361	7,215	0	136	73	21,785
Held-to-maturity	0	0	0	1,202	0	1,202
Financial assets at fair value through profit or loss	55,962	21,930	58,065	981	(58)	136,880
Investments in real estate	404	1,663	1,266	1	0	3,334
Real estate held for own use	170	135	140	34	16	495

Total investments on balance sheet	156,067	50,189	63,030	4,287	49	273,622

Assets and capital
Assets business units	178,400	55,474	69,049	5,720		308,643
Other assets						2,572

Total assets on balance sheet						311,215

Capital in units	16,232	5,011	3,100	1,155		25,498

Total capital base						25,450
Other net liabilities						48

Total						25,498

1.5 Pension and other post-retirement benefit plans

The net periodic pension costs for the defined benefit plans for the six months periods ended June 30, 2006 and June 30 2005 were the following:

Defined benefit expenses

amounts in million EUR

	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
Current year service costs	49	2	51	44	3	47
Interest cost	102	6	108	98	7	105
Expected return on plan assets	(92)	—	(92)	(85)	—	(85)
Actuarial gains/(losses) recognized on present value of defined benefit obligation	3	(14)	(11)	1	—	1
Actuarial gains/(losses) recognized on plan assets	—	—	—	—	—	—
Past service cost	—	—	—	1	—	1

Total defined benefit expenses	62	(6)	56	59	10	69

1.6 Recently issued US GAAP accounting standards

i Adoption of new US GAAP accounting policies

Statement of Financial Accounting Standards 154, “Accounting Changes and Error Corrections” (“SFAS 154”)

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 154, which replaces Accounting Principles Board (“APB”) Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” The statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board (“IASB”).

SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 requires retrospective application (restatement) to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change.

SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, as well as the provisions in SFAS 3 governing reporting accounting changes in interim financial statements.

SFAS 154 applies to all voluntary changes in accounting principles and corrections of errors made in fiscal years beginning after December 15, 2005, and also applies when a new accounting pronouncement does not provide transition provisions. SFAS 154 does not change the transition provisions of any existing accounting pronouncements.

AEGON adopted SFAS 154 effective January 1, 2006. The adoption of SFAS 154 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact presentation of future voluntary accounting changes, if such changes occur.

FASB Staff Position SFAS 115 - 1 and SFAS 124 - 1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP SFAS 115 - 1”)

In November 2005, the FASB issued FSP SFAS 115-1, which amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.”

FSP SFAS 115-1 nullifies the guidance set forth in paragraphs 10-18 of Emerging Issues Task Force (“EITF”) 03-1 related to evaluating whether an impairment is other-than-temporary, and references existing other-than-temporary impairment guidance.

FSP SFAS 115-1 supersedes the guidance set forth in EITF Topic D-44, “Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security whose Cost Exceeds Fair Value,” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP SFAS 115-1 carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples.

FSP SFAS 115-1 also provides guidance on accounting for debt securities subsequent to an other-than-temporary impairment. In periods subsequent to an other-than-temporary impairment an investor shall account for the debt security as if it had been purchased on the measurement date of the other-than-temporary impairment. That is, the discount or reduced premium recorded for the debt security, based on the new cost basis, would be amortized over the remaining life of the debt security in a prospective manner based on the amount and timing of future cash flows.

AEGON adopted FSP SFAS 115-1 effective January 1, 2006. AEGON has complied with the disclosure requirements of EITF 03-1, which were effective December 31, 2003 and carried forward to this statement. For the six months ended June 30, 2006, AEGON recognized EUR 296 million in additional impairment losses.

ii. Future adoption of new US GAAP accounting policies

Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 05-1. SOP 05-1 addresses the accounting for Deferred Acquisition Costs (“DAC”) on internal replacements other than those described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

AEGON will adopt SOP 05-1 effective January 1, 2007. AEGON is currently assessing the effect of SOP 05-1 on its consolidated financial condition, results of operations, or cash flows.

Statement of Financial Accounting Standards 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS 133 and SFAS 140” (“SFAS 155”)

In February 2006, the FASB issued SFAS 155, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

SFAS 155 (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. At adoption, the fair value election may also be applied to hybrid financial instruments that have been bifurcated under SFAS 133 prior to adoption of this Statement. Any changes resulting from the adoption of this Statement should be recognized as a cumulative effect adjustment to beginning retained earnings.

AEGON will adopt this guidance effective January 1, 2007. AEGON is currently evaluating the potential effects of SFAS 155 on its consolidated financial condition, results of operations or cash flows.

Statement of Financial Accounting Standards 156, “Accounting for Servicing of Financial Assets – an Amendment of SFAS 140” (“SFAS 156”)

In March 2006, the FASB issued SFAS 156. This Statement (1) requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specified situations, (2) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, (3) for subsequent measurement of each class of separately recognized servicing assets and liabilities, an entity can elect either the amortization or fair value measurement method, (4) permits a one-time reclassification of available-for-sale (“AFS”) securities to trading securities by an entity with recognized servicing rights, without calling into question the treatment of other AFS securities, provided the AFS securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and (5) requires separate presentation of servicing assets and liabilities measured at fair value in the statement of financial position and also requires additional disclosures. The initial measurement requirements of this statement should be applied prospectively to all transactions entered into after the fiscal year beginning after September 15, 2006. The election related to the subsequent measurement of servicing assets and liabilities is also effective the first fiscal year beginning after September 15, 2006.

AEGON will adopt this guidance effective January 1, 2007. AEGON is currently assessing the impact of SFAS 156 on its consolidated financial condition, results of operations, or cash flows.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”)

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes and applies to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 provides criteria which an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. The evaluation is a two-step process. The recognition step determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority, based upon the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.

AEGON will adopt FIN 48 effective January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. AEGON is currently evaluating the potential effects of FIN 48 on its consolidated financial condition and results of operations.

1.7 Reconciliation of shareholders’ equity and net income based on IFRS-EU to US GAAP

	Shareholders’ equity		Net income / (loss)
amounts in EUR millions	June 30, 2006	Dec 31, 2005	Six months
			2006	2005
Amounts in accordance with IFRS-EU:	17,334	19,276	1,294	1,428

Adjustments for:

a. Goodwill	2,854	2,992	—	—
b. Deferred expenses / VOBA	190	235	6	82
c. Real estate	(1,233)	(1,109)	(123)	(25)
d. Financial assets	(55)	(77)	(206)	(52)
e. Derivatives	64	87	(26)	(34)
f. Insurance and investment contracts	40	669	(72)	(360)
g. Pensions and other post-employment benefits	1,060	1,268	(59)	(89)
h. Other equity instruments	165	12	(94)	(91)
i. Balance of other items	(110)	(112)	8	120
j. Tax	(83)	(328)	166	177

Amounts determined in accordance with US GAAP	20,226	22,913
Income before cumulative effect of accounting changes			894	1,156
Cumulative effect of adopting SFAS 123 (R), net of tax			—	(5)

Net income in accordance with US GAAP			894	1,151

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments			(1,058)	1,752
Unrealized gains and (losses) on available-for-sale financial assets			(1,731)	1,083
Reclassification adjustment for (gains) and losses included in net income			(235)	(370)
Net unrealized gains on cash flow hedges			(121)	148
Minimum pension liability adjustment			(81)	47

Other comprehensive income / (loss)			(3,226)	2,660

Comprehensive income / (loss) in accordance with US GAAP			(2,332)	3,811

1.8 Summary of differences between IFRS-EU and US GAAP, which have an impact on reported shareholders’ equity or net income

a. Goodwill

IFRS-EU

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004 and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed of.

US GAAP

Under US GAAP goodwill is capitalized and reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment may be necessary. Impairment testing requires the determination of the fair value for each of the identified reporting units. The reporting units identified for AEGON based upon the Statement of Financial Accounting Standards 142 Goodwill and other Intangible Assets include: AEGON Americas, AEGON The Netherlands, AEGON UK insurance companies, AEGON UK distribution companies and other countries. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgment and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The adjustment in the shareholders’ equity column of the reconciliation represents the goodwill capitalized under US GAAP before January 1, 2004.

b. Deferred expenses and value of business acquired (VOBA)

IFRS-EU

Deferred expenses comprise deferred policy acquisition costs (DPAC) and deferred transaction costs.

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future bond and equity returns, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. The adjustment is recognized directly in the related revaluation reserve in equity.

DPAC is derecognized when the related contracts are settled or disposed of.

Deferred transaction costs relate to investment contracts without discretionary participation features under which AEGON will render investment management services. Incremental costs that are directly attributable to securing these investment management contracts are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Deferred transaction costs are subject to impairment testing at least annually.

When a portfolio of insurance contracts is acquired, whether directly from another insurance company or as part of a business combination, the difference between the fair value and the carrying amount of the insurance liabilities is recognized as VOBA. The Group also recognizes VOBA when it acquires a portfolio of investment contracts with discretionary participation features.

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had. The adjustment is recognized directly in equity.

VOBA is derecognized when the related contracts are settled or disposed of.

US GAAP

Under US GAAP the accounting for fixed premium products is the same as under IFRS-EU in all countries. For flexible premium products sold in the Americas, US GAAP is the same as IFRS-EU. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made for US GAAP, using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits.

Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States and investment products in the United Kingdom are deferred and amortized in terms of Statement of Financial Accounting Standard 97 Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS 97). US GAAP allows for the deferral of costs that vary directly with production, while IFRS-EU is more restrictive limiting deferral to costs that are incremental and directly attributable to the issuance of the contract. In addition, some service contracts are sold in the United States for which advertising costs are deferred and amortized under Statement of Position 93-7 Reporting on Advertising Costs (SOP 93-7). IFRS-EU does not allow the deferral and future amortization of these costs.

The adjustment in the shareholders’ equity column of the reconciliation and the adjustment in the net income column of the reconciliation include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products and service contracts in the United States and the United Kingdom.

c. Real estate

IFRS-EU

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are classified as investments.

Property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Property held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both investments in real estate and real estate held for own use are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties.

On disposal of an asset, the difference between the net proceeds received and the carrying amount of the asset is recognized in the income statement. Any remaining attributable surplus in the revaluation reserve is transferred to retained earnings.

US GAAP

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the real estate. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the shareholders’ equity column of the reconciliation represents the reduction from fair value to the depreciated historical cost basis.

The adjustment shown in the net income column of the reconciliation represents:

•	The reversal of the unrealized gains (losses) under IFRS-EU on investments in real estate, the difference in realized gains (losses) on disposed real estate reflecting different carrying values for both investment real estate and real estate held for own use under IFRS-EU; and

•	The annual depreciation charge on investment property under US GAAP and the difference in depreciation charge on property held for own use.

d. Financial assets

A number of differences still exist between IFRS-EU and US GAAP. These differences can be summarized as follows:

•	Write offs on impaired debt instruments can be partially or fully reversed under IFRS-EU if the value of the impaired assets increases. Such reversals are not allowed under US GAAP. Under IFRS-EU certain mortgage loan securitizations of AEGON The Netherlands have been derecognized and realized gains have been reported, while for US GAAP these mortgage loans are recognized on the balance sheet.

•	Some assets are reported as available-for-sale financial assets under IFRS-EU, while US GAAP requires the equity method of accounting.

•	Additional impairments have been recorded for US GAAP. For securities that are in an unrealized loss position due to increases in the risk free interest rate or general widening of credit spreads, AEGON looks to whether the particular asset does not fit AEGON’s long term investment strategy and to specific programs at the balance sheet date that may result in future sales of assets. If a particular asset does not fit AEGON’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to the fair value under US GAAP. For programs that may result in future sales, estimates are performed to determine the amount of loss and which securities that loss is attributable to. Such impairments would not be required under IFRS-EU. For securities not impaired under US GAAP, AEGON has the intent and ability to hold these securities until recovery or maturity.

e. Derivatives

Derivatives are measured at fair value under both IFRS-EU and US GAAP.

The adjustment shown in the shareholders’ equity column of the reconciliation represents transactions that are accounted for as derivatives under IFRS-EU and not under US GAAP.

The adjustment shown in the net income column of the reconciliation represents the effect of different starting dates for certain hedge transactions. Under IFRS-EU these transactions were designated retrospectively and under US GAAP these transactions were designated at the time the formal FAS 133 documentation requirements were established.

f. Insurance and investment contracts

IFRS-EU

Refer to Note 18.2 of the consolidated financial statements in the 2005 Form 20-F for a discussion of the accounting for technical reserves under IFRS-EU.

US GAAP

For AEGON Americas all life insurance liabilities on an IFRS-EU basis are determined following US GAAP as these local accounting principles were followed previously for Dutch Accounting Principles (DAP). Therefore, no reconciling item exists for AEGON Americas.

The adjustment in the shareholders’ equity column of the reconciliation represents the effect of different models used in calculating insurance liabilities under US GAAP for the Netherlands and the United Kingdom.

Under US GAAP the technical reserves for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical reserves are equal to the policyholder account balances at the balance sheet date. The technical reserve in the United Kingdom is reduced to equal the contractholder balance. The technical reserve for fixed annuities, guaranteed investment contracts and funding agreements is the same as under IFRS-EU.

For AEGON UK, investment contracts without discretionary participation features are recognized using a funded value for IFRS-EU and a nominal value for US GAAP. Furthermore, profits on reinsurance contracts are recognized directly in net income under IFRS-EU and deferred and amortized under US GAAP.

For AEGON The Netherlands, traditional life and universal life type contracts, the insurance liabilities under IFRS-EU are based on current assumptions for longevity and future administration expenses. Furthermore, DPAC is amortized on a straight line basis over the duration of the contracts. Under US GAAP traditional life contract liabilities are adjusted using historical assumptions and a deferred revenue liability is established. For universal life type contracts the liabilities for US GAAP are adjusted to the policyholder account balance and an unearned revenue liability is established. For traditional limited pay products a deferred profit liability is established.

In various countries products are sold that contain minimum guarantees. For these products the regular technical reserve is recognized under technical reserves with investments for account of policyholders. The liabilities for life insurance includes liabilities for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk. The valuation of these guarantees under IFRS-EU is the same as under Statement of Position (SOP 03-1) “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” for US GAAP, with the exception of the guarantees on the group pension contracts in the Netherlands. The minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest rate, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. Under IFRS-EU the liability is measured by applying the accrual method based on pricing assumptions less actual deductions. Under US GAAP an additional annuitization benefit liability is set up in accordance with SOP 03-1.

Under IFRS-EU a charge to shareholders’ equity is recorded in connection with shadow loss recognition to the extent that a loss recognition charge to the income statements would have been recognized when unrealized results would have been realized. The reinvestment return assumption in the IFRS-EU shadow loss recognition calculation is based on current market swap rates. Under US GAAP shadow loss recognition is calculated using reinvestment return assumptions based on management best estimate.

SOP 03-01 covers the reserving for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts. The implementation mainly changed the timing of the recognition of mortality profits in earnings. The liability for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for IFRS-EU.

g. Pensions and other post-retirement benefits

IFRS-EU

For defined benefit plans, a liability is recognized for the excess of the defined benefit obligation over the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. However, actuarial gains and losses that occurred before the transition to IFRS-EU on January 1, 2004 are not reflected in the measurement of the liability as they were recognized on transition to IFRS-EU.

Some countries issued group life insurance policies covering own employee benefit obligations. These policies are generally at market-consistent terms and subject to policyholder protection legislation. However, the policies are not recognized in the consolidated financial statements as they do not meet the definition of a liability. The employee benefit obligation is therefore considered unfunded. The assets held by the country to cover the benefits payable under the eliminated contract do not qualify as plan assets, but are classified as investments.

US GAAP

US GAAP Statement of Financial Accounting Standard 87 Employees Accounting for Pensions (SFAS 87), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

The adjustment in the shareholders’ equity column of the reconciliation represents the cumulative unrecognized actuarial gains and losses at January 1, 2004 that were, as part of the conversion to IFRS-EU, directly recognized in equity. For US GAAP, the unrecognized actuarial gains and losses at January 1, 2004 continued to be capitalized.

The amount in reconciliation in the net income column represents the difference between the pension expenses on SFAS 87 basis including the amortization of the cumulative actuarial gains and losses outside the corridor and the pension expenses based on IAS 19 Employee benefits (IAS 19) taking into account the amortization of the cumulative actuarial gains and losses outside the corridor since January 1, 2004. Furthermore, it includes the different treatment related to assets held by country units that do not qualify as plan assets but are classified as investments. As a result the direct income on these investments is included in net income and the expected return on plan assets is not taken into account for the determination of the pension expenses.

h. Other equity instruments

IFRS-EU

As of June 30, 2006 other equity instruments comprise junior perpetual capital securities amounting to EUR 3,208 million, perpetual cumulative subordinated bonds of EUR 567 million and stock options amounting to EUR 7 million.

Under IFRS-EU the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are classified as equity instruments and are valued at face value. In the consolidated balance sheet these instruments are shown as a separate component of group equity and are not part of shareholders’ equity. Accrued coupons are charged to retained earnings within shareholders’ equity.

US GAAP

Under US GAAP the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are treated as debt instruments. Interest charges, based on the effective interest rate, are included in net income.

The adjustment in the net income column of the reconciliation represents the interest charges for the respective years.

i. Balance of other items

Certain items are recorded differently or in different periods on the two bases of accounting.

j. Tax

Reflects taxation on reconciling items between IFRS-EU and US GAAP and includes differences in tax-treatment between IFRS-EU and US GAAP.

1.9 Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2006 and December 31, 2005 and the condensed consolidating income statements and condensed cash flow statements are shown for the six months ended June 30, 2006 and 2005. The information is prepared in accordance with IFRS-EU and accompanied by a reconciliation to US GAAP.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. In the AEGON financial statements, TFC is reported as a component of Holdings and other activities, which includes additional parent company interest charges.

A further description of the adjustments in the reconciliation from IFRS-EU to US GAAP can be found in Item 1 note 8.

The condensed consolidating balance sheets as at June 30, 2006 and December 31, 2005 are shown below:

As at June 30, 2006 (unaudited)

amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- Nations	Total
Investments general account	—	—	137,220	(19)	137,201
Investments for account of policyholders	—	—	124,943	(37)	124,906
Investments in associates	—	—	469	—	469
Group companies and loans	22,500	—	—	(22,500)	—
Other assets and receivables	6,089	552	37,225	(7,962)	35,904

Total assets	28,589	552	299,857	(30,518)	298,480

Shareholders’ equity	17,334	6	15,658	(15,664)	17,334
Other equity instruments	3,775	—	7	—	3,782
Minority interest	0	—	15	—	15

Group equity	21,109	6	15,680	(15,664)	21,131

Trust pass-through securities	—	—	405	—	405
Subordinated borrowings	268	—	—	—	268

Insurance contracts general account	—	—	89,755	—	89,755
Insurance contracts for account of policyholders	—	—	68,093	—	68,093
Investment contracts general account	—	—	37,526	—	37,526
Investment contracts for account of policyholders	—	—	58,277	—	58,277
Loans from group companies	3,384	—	6,892	(10,276)	—
Other liabilities	3,828	546	23,229	(4,578)	23,025

Total equity and liabilities	28,589	552	299,857	(30,518)	298,480

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS-EU	17,334	6	15,658	(15,664)	17,334

Adjustments for:
Goodwill	—	—	2,854	—	2,854
Deferred expenses / VOBA	—	—	190	—	190
Real estate	—	—	(1,233)	—	(1,233)
Financial assets	—	—	(55)	—	(55)
Derivatives	—	—	64	—	64
Insurance and investment contracts	—	—	40	—	40
Pensions and other post-employment benefits	—	—	1,060	—	1,060
Other equity instruments	165	—	—	—	165
Balance of other items	(15)	—	(95)	—	(110)
Tax	(44)	—	(39)	—	(83)
TFC and Other Subsidiaries	2,786	—	—	(2,786)	—

Shareholders’ equity in accordance with US GAAP	20,226	6	18,444	(18,450)	20,226

As at December 31, 2005

amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- Nations	Total
Investments general account	72	—	146,031	(28)	146,075
Investments for account of policyholders	—	—	127,583	(36)	127,547
Investments in associates	—	—	542	—	542
Group companies and loans	24,784	—	441	(25,225)	—
Other assets and receivables	6,648	615	37,404	(7,616)	37,051

Total assets	31,504	615	312,001	(32,905)	311,215

Shareholders’ equity	19,276	14	17,575	(17,589)	19,276
Other equity instruments	3,379	—	—	—	3,379
Minority interest	0	—	15	—	15

Group equity	22,655	14	17,590	(17,589)	22,670

Trust pass-through securities	—	—	437	—	437
Subordinated borrowings	284	—	—	—	284

Insurance contracts general account	—	—	95,690	—	95,690
Insurance contracts for account of policyholders	—	—	70,280	—	70,280
Investment contracts general account	—	—	38,842	—	38,842
Investment contracts for account of policyholders	—	—	58,724	—	58,724
Loans from group companies	3,889	—	7,187	(11,076)	—
Other liabilities	4,676	601	23,251	(4,240)	24,288

Total equity and liabilities	31,504	615	312,001	(32,905)	311,215

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS-EU	19,276	14	17,575	(17,589)	19,276

Adjustments for:
Goodwill	—	—	2,992	—	2,992
Deferred expenses / VOBA	—	—	235	—	235
Real estate	—	—	(1,109)	—	(1,109)
Financial assets	—	—	(77)	—	(77)
Derivatives	—	—	87	—	87
Insurance and investment contracts	—	—	669	—	669
Pensions and other post-employment benefits	—	—	1,268	—	1,268
Other equity instruments	12	—		—	12
Balance of other items	22	—	(134)	—	(112)
Tax	(10)	—	(318)	—	(328)
TFC and Other Subsidiaries	3,613	—	—	(3,613)	—

Shareholders’ equity in accordance with US GAAP	22,913	14	21,188	(21,202)	22,913

The condensed consolidating income statements for the six months ended June 30, 2006 and 2005:

Six months ended June 30, 2006 (unaudited)

amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	1,498	14	17,214	(1,268)	17,458
Income from reinsurance ceded	—	—	776	—	776
Fair value and foreign exchange gains	38	—	476	(10)	504
Total gains on investments	—	—	2,638	2	2,640
Other income	—	—	10	—	10

Total income	1,536	14	21,114	(1,276)	21,388

Charges
Benefits and expenses	42	25	17,050	—	17,117
Fair value and foreign exchange losses	(19)	—	144	—	125
Total losses on investments and impairment charges	41	—	2,294	—	2,335
Interest charges and related fees	153	—	83	(35)	201
Other charges	—	—	1	—	1

Total charges	217	25	19,572	(35)	19,779

Share in profit/(loss) of associates	—	—	13	—	13

Income before tax	1,319	(11)	1,555	(1,241)	1,622
Income tax	(25)	4	(307)	—	(328)
Minority interest	—	—	—	—	—

NET INCOME	1,294	(7)	1,248	(1,241)	1,294

Reconciliation to US GAAP

Net income determined in accordance with IFRS-EU	1,294	(7)	1,248	(1,241)	1,294

Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	6	—	6
Real estate	—	—	(123)	—	(123)
Financial assets	—	—	(206)	—	(206)
Derivatives	—	—	(26)	—	(26)
Insurance and investment contracts	—	—	(72)	—	(72)
Pensions and other post-employment benefits	—	—	(59)	—	(59)
Other equity instruments	(94)	—	—	—	(94)
Balance of other items	(37)	—	45	—	8
Tax	39	—	127	—	166
Cumulative effect of accounting changes	—	—	—	—	—
TFC and Other Subsidiaries	(308)	—	—	308	—

Net income in accordance with US GAAP	894	(7)	940	(933)	894

Six months ended June 30, 2005 (unaudited)

amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	1,587	40	14,567	(1,368)	14,826
Income from reinsurance ceded	—	—	828	—	828
Fair value and foreign exchange gains	102	—	109	1	212
Total gains on investments	—	—	3,980	(3)	3,977
Other income	—	—	176	—	176

Total income	1,689	40	19,660	(1,370)	20,019

Charges
Benefits and expenses	35	54	17,499	—	17,588
Fair value and foreign exchange losses	103	—	134	—	237
Total losses on investments and impairment charges	6	—	16	—	22
Interest charges and related fees	127	—	93	(10)	210
Other charges	—	—	—	—	—

Total charges	271	54	17,742	(10)	18,057

Share in profit/(loss) of associates	—	—	14	—	14

Income before tax	1,418	(14)	1,932	(1,360)	1,976
Income tax	10	8	(567)	—	(549)
Minority interest	—	—	1	—	1

NET INCOME	1,428	(6)	1,366	(1,360)	1,428

Reconciliation to US GAAP

Net income determined in accordance with IFRS-EU	1,428	(6)	1,366	(1,360)	1,428

Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	82	—	82
Real estate	—	—	(25)	—	(25)
Financial assets	—	—	(52)	—	(52)
Derivatives	—	—	(34)	—	(34)
Insurance and investment contracts	—	—	(360)	—	(360)
Pensions and other post-employment benefits	—	—	(89)	—	(89)
Other equity instruments	(91)	—	—	—	(91)
Balance of other items	(2)	—	122	—	120
Tax	20	—	157	—	177
Cumulative effect of accounting changes	(5)	—	—	—	(5)
TFC and Other Subsidiaries	(199)	—	—	199	—

Net income in accordance with US GAAP	1,151	(6)	1,167	(1,161)	1,151

The condensed consolidating cash flow statements for the six months ended June 30, 2006 and 2005 are presented below:

Six months ended June 30, 2006 (unaudited)

amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- Nations	Total
Net cash flow from operating activities	(239)	(5)	4,487	—	4,243

Cash flow from investing activities
Purchase of investments	6	—	(32,224)	—	(32,218)
Proceeds from sale and maturity of investments	—	—	28,791	—	28,791
Acquisition and divestiture of a subsidiary	—	—	16	—	16
Other items	273	10	(178)	—	105

Net cash flow from investing activities	279	10	(3,595)	—	(3,306)

Cash flow from financing activities
Proceeds from borrowings and equity instruments	697	—	140	—	837
Purchase and sale of treasury shares	(96)	—	—	—	(96)
Dividends paid	(263)	—	—	—	(263)
Coupons on perpetuals	(90)	—	—	—	(90)
Repayments of borrowings and equity instruments	(646)	—	(58)	—	(704)
Other items	(93)	—	(30)	—	(123)

Net cash flow from financing activities	(491)	—	52	—	(439)

Change in cash and cash equivalents	(451)	5	944	—	498

Six months ended June 30, 2005 (unaudited)

amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- Nations	Total
Net cash flow from operating activities	163	(3)	1,679	—	1,839

Cash flow from investing activities
Purchase of investments	—	—	(33,437)	—	(33,437)
Proceeds from sale and maturity of investments	—	—	31,571	—	31,571
Acquisition and divestiture of a subsidiary	—	151	(87)	(108)	(44)
Other items	680	4	(546)	—	138

Net cash flow from investing activities	680	155	(2,499)	(108)	(1,772)

Cash flow from financing activities
Proceeds from borrowings and equity instruments	820	—	572	—	1,392
Purchase and sale of treasury shares	72	—	—	—	72
Dividends paid	(169)	—	—	—	(169)
Coupons on perpetuals	(87)	—	—	—	(87)
Repayments of borrowings and equity instruments	(292)	(122)	(912)	108	(1,218)
Other items	(3)	—	(15)	—	(18)

Net cash flow from investing activities	341	(122)	(355)	108	(28)

Change in cash and cash equivalents	1,184	30	(1,175)	—	39

1.10 Subsequent Events

On July 7, 2006 AEGON and Ranbaxy Promoter Group announced that a memorandum of understanding has been signed to jointly enter the insurance and asset management markets in India. The partnership will be implemented by AEGON and Religare, a Ranbaxy Promoter Group company. Entering the Indian market continues AEGON’s strategy of expanding into countries that offer long-term growth opportunities for insurance and investment products. India has long been identified as one of AEGON’s target markets given its sizeable population and rapidly developing economy, the relatively low penetration level of insurance in the country, and the continued strong growth rates projected for the insurance sector in coming years. AEGON and Ranbaxy Promoter Group expect to announce a transaction later this year.

In July 2006 AEGON completed the offering of EUR 200 million in perpetual capital securities. Additionally the issue of USD 500 million of perpetual capital securities, offered in June 2006, was increased by USD 50 million in July 2006. Proceeds of both issues will be used for general corporate purposes including the retiring of senior debt.

On July 9, 2006 AEGON announced that the Honorable Clifford M. Sobel resigned from the Supervisory Board of AEGON N.V., following his appointment as the United States Ambassador to Brazil.

On August 10, 2006 AEGON N.V. declared an interim dividend for the fiscal year 2006, giving the shareholders the choice to receive the interim dividend either in cash or in stock. The interim dividend in cash is EUR 0.24 per common share of EUR 0.12 par value and is payable as of September 21, 2006. Shareholders who elected an interim dividend in AEGON shares will receive one new AEGON common share for every 62 common shares. The stock fraction has been based on the average share price on Euronext Amsterdam over the period from September 11, 2006 through September 15, 2006, and represents a 5.6% lower value than the cash dividend.

On September 15, 2006 AEGON N.V. announced the buy-back of AEGON N.V. shares. The purpose of the buy-back is to neutralize the dilution effect of the interim dividend in shares. AEGON N.V. will repurchase 11.6 million common shares. The buy-back will be completed before year-end 2006.

On September 21, 2006 AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. with the Chinese National Offshore Oil Corporation (CNOOC), officially opened its Shandong branch in Jinan.

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS-EU” and “Application of Critical Accounting Policies – US GAAP”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” in the 2005 Form 20-F.

2.2 Application of Critical Accounting Policies – IFRS-EU

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS-EU. Application of the accounting policies in the preparation of the financial statements requires management to employ their judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from these estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s financial statements. We have summarized in the following sections the IFRS-EU accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement.

Some insurance contracts without a guaranteed or fixed account term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability and measured in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets, respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and Canada is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the net long-term growth rate are made after considering the net effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

In the United States, a guaranteed minimum withdrawal benefit is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance will cause the guaranteed benefits to exceed the policyholder account value and thus become in the money.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both corrected for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for guarantees for minimum benefits that are valued separately from the host contract as bifurcated embedded derivatives:

amounts in million EUR	United States[1]	Canada[1]	The Netherlands[2]	2006 Total	United States[1]	Canada[1]	The Netherlands [2]	2005 Total
At January 1	(28)	586	378	936	(22)	441	229	648
Incurred guarantee benefits	(26)	(37)	(235)	(298)	4	69	79	152
Paid guarantee benefits	—	4	—	4	—	8	—	8
Net exchange differences	3	(17)	—	(14)	(2)	50	—	48

At June 30	(51)	536	143	628	(20)	568	308	856

amounts in million EUR, at June 30	United States[1]	Canada[1]	The Netherlands[2]	2006 Total	United States[1]	Canada [1]	The Netherlands [2]	2005 Total
Account value	1,870	3,487	5,616	10,973	919	3,251	4,872	9,042
Net amount at risk	5	790	66	861	2	893	93	988

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

amounts in million EUR	GMDB [1]	GMIB [2]	GMAB [3]	2006 Total	GMDB [1]	GMIB [2]	GMAB [3]	2005 Total
At January 1	126	121	109	356	100	59	96	255
Incurred guarantee benefits	21	6	5	32	30	38	6	74
Paid guarantee benefits	(16)	—	—	(16)	(23)	—	—	(23)
Net exchange differences	(9)	(9)	—	(18)	13	10	—	23

At June 30	122	118	114	354	120	107	102	329

amounts in million EUR, at June 30	GMDB[1]	GMIB[2]	GMAB[3]	2006 Total	GMDB[1]	GMIB[2]	GMAB[3]	2005 Total
Account value	22,951	8,568	6,312	37,831	23,767	8,939	6,353	39,059
Net amount at risk	2,259	355	41	2,655	2,775	405	137	3,317
Average attained age of contractholders	66	64	NR		66	64	NR

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Guaranteed minimum accumulation benefit in the Netherlands

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At June 30, 2006, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2005: 9%); gross short-term growth rate of 6.25% (2005: 6%); gross short- and long-term fixed security growth rate of 6% (2005: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2005: 3.5%). For Canada, these assumptions, at June 30, 2006, were as follows: gross long-term equity growth rate of 9% (2005: 9%); and gross short-term growth rate of 11% (2005: 9.75%). For both countries the reversion period for the short-term rate is five years.

The movement in DPAC over the first six months of 2006 can be summarized and compared to the first six months of 2005 as follows:

amounts in million EUR	Six months ended June 30,
	2006	2005
At January 1	10,789	8,499
Costs deferred/rebates granted during the year	933	966
Amortization through income statement	(595)	(532)
Shadow accounting adjustments	418	(82)
Net exchange differences	(518)	754
Other movements	5	12

At June 30	11,032	9,617

The movement in VOBA over the first six months of 2006 can be summarized and compared to the first six months of 2005 as follows:

amounts in million EUR	Six months ended June 30,
	2006	2005
At January 1	4,396	3,950
Additions	3	1
Acquisitions through business combination	12	44
Amortization / depreciation through income statement	(122)	(116)
Shadow accounting adjustments	150	34
Net exchange differences	(226)	396
Other movements	9	(24)

At June 30	4,222	4,285

DPAC, VOBA per line of business

amounts in million EUR	June 30, 2006	December 31, 2005
DPAC per line of business
Traditional life	3,829	3,699
Life for account of policyholders	4,286	4,257
Fixed annuities	598	443
Variable annuities	888	970
Reinsurance	728	685
Accident and health insurance	701	734
General insurance	2	1

	11,032	10,789

amounts in million EUR	June 30, 2006	December 31, 2005
VOBA per line of business
Traditional life	1,929	1,965
Life for account of policyholders	1,088	1,121
Fixed annuities	144	140
Variable annuities	104	115
Institutional guaranteed products	19	23
Fee – off balance sheet products	3	—
Reinsurance	742	814
Accident and health insurance	193	218

	4,222	4,396

ii Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

iii Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of bonds, money market investments and other included in our available-for-sale (AFS) and held to maturity portfolios are as follows as of June 30, 2006:

amounts in million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- United States government	3,614	45	(92)	3,567	996	2,571
- Dutch government	2,174	45	(46)	2,173	770	1,403
- Other government	13,401	402	(202)	13,601	6,084	7,515
- Mortgage backed	9,680	57	(214)	9,523	3,924	5,599
- Asset backed	11,412	55	(172)	11,295	5,230	6,065
- Corporate	56,115	1,055	(1,618)	55,552	21,926	33,626
Money market investments	2,906	—	—	2,906	2,906	—
Other	776	86	(36)	826	663	163

Total	100,078	1,745	(2,380)	99,443	42,499	56,942

Of which held by AEGON USA	75,217	1,171	(1,906)	74,483	31,843	42,640

The following is a description of the unrealized bond losses by sector of AEGON USA.

Unrealized Bond Losses by Sector

AEGON USA regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Under IFRS-EU, a security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The composition by industry categories of bonds in an unrealized loss position held by AEGON USA at June 30, 2006 and December 31, 2005 is presented in the table below. The following unrealized losses consist of 1,431 issuers as of June 30, 2006.

Unrealized losses – bonds

	June 30, 2006		December 31, 2005
amounts in million USD	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross Unrealized losses
Asset Backed Securities (ABSs) – Aircraft	70	(14)	133	(30)
ABSs – CBOs	260	(6)	283	(27)
ABSs – Housing related	2,681	(71)	1,940	(38)
ABSs – Credit cards	1,597	(35)	1,421	(22)
ABSs – Other	2,814	(86)	1,811	(36)
Collateralized mortgage backed securities	6,838	(264)	6,901	(122)
Financial	11,334	(478)	7,846	(171)
Industrial	19,695	(1,028)	12,636	(403)
Utility	4,426	(239)	2,812	(64)
Sovereign exposure	4,297	(162)	2,850	(55)

Total	54,012	(2,383)	38,633	(968)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2006, there are USD 1,380 million of gross unrealized gains and USD 2,383 million of gross unrealized losses in the AFS Bonds portfolio. No one issuer represents more than 4% of the total unrealized position. The largest single issuer unrealized loss is USD 85 million and relates to sovereign securities, which contains fixed income positions of investment grade quality.

When AEGON USA has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value. AEGON USA generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security and there are no fundamental credit issues, AEGON USA has not impaired these securities under IFRS-EU. In addition for US GAAP, AEGON USA recorded additional impairments of USD 364 million for the six months ended June 30, 2006 due to programs that have been initiated in the company which may result in the future sale of securities in unrealized loss positions.

Asset Backed Securities

ABS – Housing related, ABS - Credit cards and ABS - Other:

Asset Backed Securities (ABS) include housing, credit cards, and other asset backed securities. 78% of unrealized losses relate to AAA rated securities, and 90% of unrealized losses relate to securities rated A or higher. The unrealized losses are more a reflection of interest rate movements than credit related concerns. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to the modeled values. When these models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is USD 264 million, of which USD 203 million relates to commercial mortgage-backed securities (CMBS). The fundamentals of the CMBS market are, on average, strong. Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides an offset to these negative fundamentals. Of the unrealized loss position, 82% is related to AAA rated securities and only 4% of the unrealized loss is invested in securities rated below AA. Most of the below AA exposure that AEGON USA currently holds is in older vintage, seasoned deals. Two issuers in this sector have unrealized losses over USD 20 million. Over USD 52 million of the unrealized losses in this sector relate to a single issuer, LBUBS (Lehman Brothers/UBS). The security contains fixed income positions of investment grade quality. AEGON USA owns USD 988 million of the issuer’s debt, of which USD 705 million are AAA rated securities with unrealized losses of USD 36 million. Over USD 16 million of the unrealized losses in this sector relate to FNMA. FNMA also has unrealized losses of 5 million in the ABS – Housing related sector and 4 million in the Sovereign sector. AEGON USA owns USD 785 million of FNMA’s debt, all of which are AAA rated securities. As the unrealized losses on AEGON USA’s collateralized mortgage-backed securities are attributable to interest rate increases and not fundamental credit problems with the issuer or collateral, those investments are not considered by AEGON USA to be impaired as of June 30, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Financial

Banking, Brokerage, and Financial Other

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON USA’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on securities in an unrealized loss position is high at 96%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Insurance

The fundamentals of the insurance sector continue to be solid. It is a high credit quality sector and represents a modest portion of the corporate debt market. The overall market to book ratio on securities in an unrealized loss position is 95%. Unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. AEGON USA has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Real Estate Investment Trusts (REITs)

The REIT sector continues to perform well as underlying fundamentals remain strong. REITs have benefited from a stable economy, relatively low interest rates, an influx of private equity capital, and high replacement costs (which limits supply) in many urban locations. In addition to improving fundamentals, REIT bonds have some of the most protective covenants in the investment grade market, which has led to bonds being tendered in the event of a merger or acquisition. Private equity firms have been relatively aggressive in acquiring REITs, tendering for REIT senior notes due to restrictive covenants, and refinancing at much lower rates in the CMBS market. The overall market to book ratio on securities in an unrealized loss position is 96%. We expect this trend to continue and fundamentals should continue to be favorable for many of the REIT sub-sectors. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Industrial

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/defense to packaging. The most significant of these are addressed individually. Packaging accounts for 4% of the sector. The packaging sub sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Plastic packaging credits that have resins as their major raw material have struggled, due to the fact that resin prices fluctuate with the price of oil. As the cost of the raw materials has dramatically risen, the companies are trying to offset these costs with price increases. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability. Additionally, high input costs such as oil, energy, and transportation have hurt results. High input costs continued to be a drag on the bottom line and margins until the price increases take effect. With a market to book ratio on securities in an unrealized loss position of 95%, AEGON USA is well positioned in the packaging sector. Half of the gross unrealized losses in this sub sector relate to securities which were purchased at a premium and the current market value approximates or exceeds par.

The environmental sub sector, which accounts for 4% of the basic industries and capital goods sector, has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and results for the second quarter were strong as the pricing is catching up to the higher energy costs.

Building products make up 14% of the basic and capital goods industries. The building products sector is highly correlated to the housing market. Fundamentals have dramatically weakened in the homebuilding sector and building product credits have come under technical pressure as interest rates rise and order activity has slowed. The construction machinery industry, which is 7% of the basic industries and capital goods sector, has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth during the first half of 2006. The unrealized losses in the aerospace/defense sub-sector are primarily interest rate related and there are limited fundamental credit issues in the sector. The aerospace/defense sub-sector accounts for 16% of the basic industries and capital goods sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 95% for Basic Industry and 96% for capital goods. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result, AEGON USA’s absolute exposure is large, but the overall market to book ratio is 94% on securities in an unrealized loss position.

The automotive sub sector accounts for approximately 29% of the unrealized loss position. On the strength of progressing restructuring plans (employee buyouts, plant closures, wage negotiations) and buoyed by speculation of asset sales and alliances the auto sector performed ahead of expectations for the first half of 2006. The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of declining Big 3 market share and the negative impact of higher interest rates and gas prices on consumer spending. The lost market share and high raw material costs have impacted suppliers. While consumers continue to purchase vehicles at a healthy rate, the mix is shifting away from higher margin large trucks to lower margin and more fuel efficient vehicles. Both General Motors and Ford Motor Company are looking to new fuel efficient products to boost sales and earnings. The companies have made progress with their respective restructuring plans to modestly improve credit profiles, but the pressure to further improve costs and stabilize market share remains. As a result, analysts expect the sector performance to be driven by weak fundamentals, the economic environment and discussions on labor negotiations and asset sales. For autos, the overall market to book ratio is 93% on securities in an unrealized loss position. As of June 30, 2006, AEGON USA held USD 57 million BB rated and USD 21 million BB- rated debt of Ford Motor Company, which carried unrealized losses of USD 3 million and USD 7 million, respectively. AEGON USA held USD 22 million B rated and USD 66 million BB rated debt of General Motors, which carried unrealized losses of USD 1 million and USD 3 million, respectively. While the market price is suppressed due to the interest rate environment and pressure in the automotive sector, given the restructuring plans and near term adequate liquidity, AEGON USA does not consider these investments to be impaired as of June 30, 2006.

With respect to the other groups, fundamentals have held up relatively well, but a slowing economy and moderating consumer sentiment is likely to weaken results the remainder of the year. Homebuilders, retailers, and gaming companies are starting to show signs of stress as higher interest rates, oil/gas prices, and utility costs are taking their toll on discretionary spending. Lodging continues to perform well as results are tied more closely to business spending than consumer tourism spending. Many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to credit deterioration. Rising interest rates has clearly been one of the primary drivers of those securities with unrealized losses in this sector. This is particularly true in the homebuilding sector. Fundamentals have weakened due to rising interest rates and weak order activity. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and leveraged buyout activity.

The overall market to book ratio is 94% on securities in an unrealized loss position. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 38% of the gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to significant credit deterioration.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 95% on all public securities in an unrealized loss position, and 93% on all private securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates; therefore, AEGON USA does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Technology

The Technology sector is comprised of a broad range of business segments, including Semiconductors, Communications Equipment, IT Services, Data Processing, Computer Hardware, Software, Office Equipment, Electronic Manufacturing Services, and Component Distribution. After a period of seeing modestly improving credit profiles due to stable fundamental trends and strategic de-leveraging, many Technology companies have begun to reverse course and focus more keenly on the interests of shareholders through recapitalization, share repurchase, and dividend initiation. This pressure to deliver attractive returns to equity holders is only increasing as growth across the sector slows over time and trends towards being highly correlated with the Gross Domestic Product, thereby compressing industry valuation multiples. Despite these conditions, balance sheets remain in relatively solid condition and the reaction in bond pricing has been relatively insignificant.

Unrealized losses in the Technology sector are not a result of fundamental problems with individual issuers. The overall market to book ratio on securities in an unrealized loss position is 96%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are primarily due to increases in interest rates (due to the high quality of most Investment Grade holdings), general market volatility, and duration, rather than credit-related concerns. Therefore, AEGON USA does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Transportation

The Transportation segment has seen weakness due to rising fuel costs. The airlines are a material portion of the sector, and their results, although positive, have a negative correlation with fuel costs. In the short-term, the airlines have historically had a difficult time increasing fares to compensate for higher fuel costs. In the longer-term, however, the companies should be able to increase their pricing in order to reflect the cost environment given the consumer demand. Over 50% of the unrealized losses are from the railway sector. However, these unrealized losses, as well as the other unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. The overall market to book ratio on securities in an unrealized loss position is 96%. AEGON USA has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Communications

Continuing on the trend started in 2005, many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. Consolidation within the telecom industry has continued into 2006, with the most notable being AT&T’s pending acquisition of Bellsouth. Fundamentals also remain challenging, with wire line telecom companies experiencing accelerating line losses due to competition from wireless providers, as well as cable and other voice over internet protocol (VOIP) providers. Media companies are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation, or asset divestitures. The net effect is a weaker credit profile for many companies.

AEGON USA is closely monitoring securities such as Charter Communications Inc. and Adelphia Communications where growth rates and accounting issues have pressured the market values. As necessary, these securities have been impaired, and the combined gross unrealized losses on Charter and Adelphia are less than USD 2.5 million. The overall market to book ratio on securities in an unrealized loss position is 94%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON USA does not consider the remaining book values to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Utility

Electric and Energy

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies as a whole turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2005 fundamentals continued to improve, and are generally expected to remain stable through 2006. Looking forward, the most concerning issues on the horizon appear to be continued merger and acquisition activity, growing capital expenditures programs, and an increasingly uncertain regulatory environment driven by rising energy prices. The overall market to book ratio on securities in an unrealized loss position is 94% for Electric and 95% for Energy. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Natural Gas

Pipeline companies have strengthened their credit fundamentals via asset sales, strong cash flows, and renewed strength in select non-regulated business segments. Specifically, those companies with natural gas production units and/or gas processing have enjoyed very strong margins. At the same time, those companies with legacy energy trading books continue to be burdened by these now largely discontinued operations. With respect to capital deployment, pipeline companies are increasingly emphasizing organic growth projects over acquisitions. This has been driven by the higher cost of doing acquisitions in this consolidating sector, as well as the need to develop infrastructure as natural resources are extracted from new regions and basins. The maintenance and replacement of existing energy infrastructure has also been an area of increased investment by pipeline and distribution companies. Acquisition activity that is taking place is focused more on asset sales/purchases, as some industry participants are sharpening their business focus by moving away from the energy/utility conglomerate business model, or focusing their activities on regulated or non-regulated activities, respectively. One area of ongoing and increasing concern is the prospect for leveraged buy-outs within the sector. The overall market to book ratio on securities in an unrealized loss position is 94%. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Sovereigns

Sovereigns include government issued securities including US treasury, agency and state bonds; 90% of unrealized losses relate to A or higher rated securities. The overall market to book ratio on securities in an unrealized loss position is 96%. There are two issuers with unrealized losses greater than USD 20 million in this sector. Over USD 84 million of the unrealized losses in this sector relate to US Treasuries. AEGON USA owns USD 2.7 billion of the issuer’s debt, of which all are AAA rated securities with unrealized losses of USD 84.7 million. Over USD 11 million of the unrealized losses in this sector relate to small business administration (SBA) debt, (SBA also has over USD 10 million of unrealized losses in the ABS – Other Sector). AEGON USA owns USD 1.1 billion of the issuer’s debt, all of which are AAA rated securities with unrealized losses of 12 million. As the unrealized losses on AEGON USA’s sovereign holdings are attributable to interest rate increases, those investments are not considered by AEGON USA to be impaired at June 30, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON USA at June 30, 2006.

Maturity Level

amounts in million USD	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	3,589	(43)
Over 1 through 5 years	16,349	(516)
Over 5 through 10 years	18,825	(980)
Over 10 years	15,249	(844)

Total	54,012	(2,383)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON USA at June 30, 2006.

amounts in million USD	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	3,250	(117)
AAA	12,471	(411)
AA	3,854	(171)
A	15,587	(722)
BBB	15,450	(755)
BB	1,924	(99)
B	1,204	(91)
Below B	272	(17)

Total	54,012	(2,383)

The table below provides the length of time a security has been below cost and the respective unrealized loss at June 30, 2006.

amounts in million USD	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 -12 months	40,138	2,597	(1,625)	(116)
> 12 months	10,474	803	(551)	(91)*

Total	50,612	3,400	(2,176)	(207)

*	Of the securities in an unrealized loss position for greater than 12 months, USD 67 million relates to asset backed securities (ABS). AEGON USA monitors individual ABS investments by reviewing monthly or quarterly reports, including cash flows and collateral performance statistics provided by the servicer, external rating agency actions either specific to the security or in general, internal or external research and cash flow modeling. If, based on cash flow modeling, it is determined there is an adverse change in the best estimate of projected cash flow, an impairment is recorded. It is important to note that AEGON USA’s determination of fair value does not rely on the current market value of the security. Infrequently traded securities are heavily discounted due to the long duration as well as the uniqueness and illiquidity of the structure. Inefficiencies in the distressed ABS markets often do not give good indication of ultimate fair values. Given these market inefficiencies, market values on structured securities are highly sensitive to any decrease in collateral performance and are slow to recognize any improvement in collateral until closer to the maturity date; therefore, the duration of the unrealized loss is not, in and of itself, indicative of an impairment.

Realized gains and losses on bonds of AEGON USA for the six months ended June 30, 2006:

amounts in million USD	Gross Realized Gains	Gross Realized Losses
Bonds	191	(346)

Gross realized gains include USD 68 million of bond recoveries and gross realized losses include USD 65 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at June 30, 2006.

Time period	0 -12 months	> 12 months	Total
amounts in million USD
Bonds	(243)	(38)	(281)

The following list describes securities which represented more than 5% of the USD 281 million of realized losses on sales of fixed maturity securities:

Losses were realized on US Government Securities of USD 74 million. These losses are attributable purely to interest rate movements and the timing of when the securities were bought and sold.

Impairment losses and recoveries

The composition of AEGON USA’s bond impairments losses and recoveries by issuer, according to IFRS-EU, for the six months ended June 30, 2006 are presented in the table below, those above USD 15 million are specifically noted.

Issuer Name	(Impairment) / Recovery in million USD
Impairments:
Lease Investments Flight Trust	(19)
Other Impairments (25 unique issuers)	(46)

Sub-total	(65)

Recoveries:
Other Recoveries (35 unique issuers)	68

Sub-total	68

Net Impairments and Recoveries	3

In 2006, AEGON USA recognized USD 68 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In 2006, a USD 19 million loss was realized on Lease Investments Flight Trust. The debt represents a beneficial interest in a portfolio of pooled aircraft leases. Larger than expected aircraft maintenance expenses have reduced revenue generation for the Trust. AEGON USA runs models based on best estimates of future cash flows. Due to further deterioration in cash flows, AEGON USA realized an impairment loss in the first six months of 2006.

In 2006, AEGON USA recorded USD 14 million in recoveries on United Airlines, the second largest air carrier in the world. To date, a large portion of our expected distributions have been collected, and we anticipate collection of a significant portion of our remaining distributions due. Based on the likely collection of distributions the security was recovered to market indications during the first six months of 2006.

In 2006, a USD 14 million loss was realized on Aircraft Finance Trust. The notes represent a beneficial interest in a portfolio of pooled aircraft leases. Lease restructurings, early lease terminations, and lower rate renewals have reduced revenue generation for the Trust. AEGON USA runs models based on best estimates of future cash flows. Due to further deterioration in cash flows, AEGON USA realized an impairment loss in the first six months of 2006.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for a possibility other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to fair value for US GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for IFRS-EU as for US GAAP purposes.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during the first six months 2006, a realized loss was recognized. The impairment review process has resulted in EUR 8 million of impairment charges for AEGON The Netherlands and EUR 10 million impairment charges for AEGON USA for the six months ended June 30, 2006.

As of June 30, 2006, there are EUR 833 million of gross unrealized gains and EUR 74 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gain and loss share positions held by AEGON the Netherlands and AEGON USA.

amounts in million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	3,716	4,471	755	3,686	827	785	(72)

The composition of shares by industry sector in an unrealized loss position held by AEGON the Netherlands and AEGON USA at June 30, 2006 is presented in the table below.

Unrealized losses–shares

	June 30, 2006		December 31, 2005
amounts in million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	7	(1)	2	(1)
Consumer cyclical	29	(4)	40	(3)
Consumer non-cyclical	60	(5)	31	(5)
Financials	258	(12)	76	(4)
Funds	54	(1)	26	(1)
Industries	46	(9)	35	(5)
Resources	4	(0)	1	(1)
Services cyclical	47	(5)	19	(2)
Services non-cyclical	30	(3)	36	(2)
Technology	112	(16)	32	(4)
Other	138	(16)	91	(7)

	785	(72)	389	(35)

The table below provides the unrealized loss on shares at June 30, 2006 broken down by the period of time they have been below cost.

Time Period	0 - 12 months	> 12 months	Total
amounts in million EUR
Shares	(62)	(10)	(72)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON the Netherlands and AEGON USA were below cost prior to the impairment in the first six months of 2006.

Time Period	0 - 12 months	> 12 months	Total
amounts in million EUR
Shares	(18)	(0)	(18)

v Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Refer to Note 25 of Item 18 of the 2005 Form 20-F.

vi Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

vii Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using a binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds for periods ending on the last day of the exercise period.

2.3 Results of Operations – first six months 2006 compared to first six months 2005

Results of operations	Six months ended June 30,
amounts in million EUR	2006	2005	%
By product segment
Traditional life	338	366	(8)
Life for account of policyholders	447	74
Fixed annuities	231	168	38
Variable annuities	138	(2)
Institutional guaranteed products	138	126	10
Fee - off balance sheet products	28	52	(46)
Reinsurance	97	50	94
Accident and health insurance	186	183	2
General insurance	34	35	(3)
Banking activities	16	(3)
Other	(1)	(1)	0
Interest charges and other	(145)	(143)	1

Operating earnings before tax	1,507	905	67
Gains/(losses) on investments	118	815 [2]	(86)
Impairment charges	(25)	11 [2]
Other non-operating income/(charges)	9	231 [2]	(96)
Share in profit/(loss) of associates	13	14	(7)

Income before tax	1,622	1,976	(18)
Income tax	(328)	(549)	(40)
Minority interest	0	1

Net income [1]	1,294	1,428	(9)

Income before tax geographically

Americas	1,000	944	6
The Netherlands	605	815	(26)
United Kingdom	121	160	(24)
Other countries	33	221	(85)
Holding and other activities	(125)	(161)	(22)
Eliminations	(12)	(3)

Income before tax	1,622	1,976	(18)

[1]	Net income means net income attributable to equity holders of AEGON N.V.
[2]	Together non-operating earnings before tax

Production first six months 2006	Six months ended June 30,
amounts in million EUR	2006	2005	%
Standardized new premium production insurance
Life single premiums	4,802	3,142	53
Life recurring premiums annualized	943	1,028	(8)
Life total recurring plus 1/10 single	1,423	1,343	6

Gross deposits
Fixed annuities	802	797	1
Institutional guaranteed products	5,503	4,431	24
Variable annuities	2,745	2,297	20

Total	9,050	7,525	20
Savings deposits	1,370	1,501	(9)

Total production on balance sheet	10,420	9,026	15

Net deposits
Fixed annuities	(2,906)	(1,940)	(50)
Institutional guaranteed products	699	563	24
Variable annuities	274	317	(14)

Total	(1,933)	(1,060)	(82)
Savings deposits	(21)	(121)	83

Total net deposits	(1,954)	(1,181)	(65)

Off balance sheet production
Synthetic GICs	3,166	2,572	23
Mutual funds/Collective Trusts and other managed assets	5,515	6,260	(12)

Total production off balance sheet	8,681	8,832	(2)

Revenues geographically first six months 2006

amounts in million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	3,375	1,922	3,844	785	—	9,926
Accident and health insurance premiums	1,023	125	—	40	—	1,188
General insurance premiums	—	254	—	66	—	320

Total gross premiums	4,398	2,301	3,844	891	—	11,434
Investment income	2,918	983	1,215	87	19	5,222
Fees and commission income	476	177	122	17	—	792
Other revenues	—	—	—	—	10	10

Total revenues	7,792	3,461	5,181	995	29	17,458

Number of employees, including agent-employees	14,079	5,672	4,491	2,861	187	27,290

This report includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

amounts in million EUR	Six months ended June 30,
	2006	2005	%
Operating earnings before tax	1,507	905	67
Gains on investments	660	848	(22)
Other income	10	176	(94)
Losses on investments	(542)	(33)
Impairment charges	(25)	11
Other charges	(1)	0
Policyholder tax	0	55
Share in profit/(loss) of associates	13	14	(7)

Income before tax	1,622	1,976	(18)

i Overview

AEGON’s half-year results for 2006 demonstrate our continuing focus on profitability. We have also made good progress in expanding our presence internationally.

Operating earnings for the Group improved by 67%, with increases in all three major country units. New life sales for the Group increased by 6% during the first half of the year, led by a record performance in the UK.

Pensions continue to offer strong growth opportunities for AEGON. In the US, our pension business experienced a 17% increase in sales. In the UK, life sales increased 55%, driven primarily by sales of individual and group pensions as well as exceptional activity that occurred as a result of Pension A-Day. In Slovakia, membership in AEGON’s pension fund has grown to over 150,000 members.

AEGON’s broad distribution capability remains strong. In the US, our agent force serving the middle market grew further during the first part of the year, particularly in our World Financial Group division. In the UK, our IFA distribution platform, Positive Solutions, produced another record earnings quarter. Also, our new bank distribution partnerships in Spain with Caja Badajoz and Caja Navarra have recently begun writing business.

We recently announced new agreements in Mexico and India, regions that we have identified as growth markets. Our 49% acquisition of Seguros Argos will enable us to re-establish our presence in Mexico. Additionally, our announced intention to partner with Ranbaxy Promoter Group in India to provide life insurance and asset management products through its financial services company Religare will provide AEGON a platform in this fast-developing market.

As a result of our solid capital position and strong cash flows, we have raised the interim dividend by 9% to EUR 0.24 per common share. The value of the stock dividend is 5.6% lower than the cash dividend. AEGON intends to purchase shares on the open market to neutralize the effect of stock dividend.

In summary, increases in operating earnings and value of new business, enhanced distribution capability and continued international expansion indicate that we are on track in implementing AEGON’s growth strategy.

ii AMERICAS

amounts in million	Six months ended June 30,			Six months ended June 30,
	2006	2005	%	2006	2005	%
	USD	USD		EUR	EUR
By product segment
Traditional life	346	293	18	281	228	23
Life for account of policyholders	47	58	(19)	38	45	(16)
Fixed annuities	284	216	31	231	168	38
Variable annuities	170	(2)		138	(2)
Institutional guaranteed products	170	162	5	138	126	10
Fee - off balance sheet products	34	44	(23)	28	34	(18)
Reinsurance	119	64	86	97	50	94
Accident and health insurance	205	198	4	167	154	8

Operating earnings before tax	1,375	1,033	33	1,118	803	39
Gains/(losses) on investments	(119)	122		(97)	95
Impairment charges	(26)	59		(21)	46

Income before tax	1,230	1,214	1	1,000	944	6
Income tax	(346)	(352)	(2)	(281)	(274)	3
Minority interest	0	2		0	2

Net income	884	864	2	719	672	7

Commissions and expenses	2,222	2,083	7	1,806	1,620	11

Standardized new premium production insurance
Life single premiums	520	698	(26)	423	543	(22)
Life recurring premiums annualized	502	529	(5)	408	411	(1)
Life total recurring plus 1/10 single	554	599	(8)	450	465	(3)

Gross deposits
Fixed annuities	987	1,025	(4)	802	797	1
Institutional guaranteed products	6,769	5,698	19	5,503	4,431	24
Variable annuities	3,373	2,951	14	2,742	2,295	19

Total production on balance sheet	11,129	9,674	15	9,047	7,523	20

Off balance sheet production
Synthetic GICs	3,895	3,308	18	3,166	2,572	23
Mutual funds/Collective Trusts and other managed assets	5,400	5,952	(9)	4,390	4,629	(5)

Total production off balance sheet	9,295	9,260	0	7,556	7,201	5

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30,		June 30,	Dec. 31,
Per 1 EUR	2006	2005	2006	2005
USD	1.2301	1.2859	1.2713	1.1797
CAD	1.3990	1.5874	1.4132	1.3725

Results

Operating earnings before tax for the first six months of 2006 increased 33% to USD 1,375 million. The increase in earnings was led by strong business growth in the variable annuity and reinsurance lines of business and improved mortality in the traditional life and reinsurance lines. In addition, the continued favorable returns on hedge funds, limited partnership and convertible bond investments, and the valuation of certain annuity products, all of which receive fair value treatment, have contributed to the significant earnings growth.

Net income, which includes net gains/losses on investments and impairment charges, increased 2% to USD 884 million. Net gains on investments amounted to a loss of USD 119 million in the first six months of 2006 compared to a gain of USD 122 million in the same period during 2005. This change is due to normal trading activity in the rising interest rate environment. Net impairment charges of USD 26 million in the first half of this year were well below long-term expectations, but less favorable than the net impairment recoveries of USD 59 million recorded in the first half of 2005. The effective tax rate of 28% is slightly lower than the effective rate of 29% in the comparable period.

Traditional life / Life for account of policyholders

New life sales for retail and BOLI/COLI products decreased 16% to USD 390 million compared to the first half of 2005. The majority of the decrease reflects lower sales within the Transamerica agency channel. The prospect of new legislative and regulatory changes to investor owned life insurance has created considerable uncertainty within the older age life market. AEGON continues to focus on profitability and strict underwriting disciplines which has resulted in improved value of new business and profits but somewhat lower production. In the US, the agent force serving the middle market grew further during the first part of the year, particularly in the World Financial Group division. While BOLI/COLI sales were lower in the first half of the year the US operations have already secured a significant BOLI/COLI case early in the third quarter.

Operating earnings before tax for traditional life increased 18% to USD 346 million compared to the same period last year. Mortality results for the first six months of 2006 improved from the unfavorable results in the first half of 2005. In addition, the valuation of certain financial assets carried at fair value contributed USD 32 million to operating earnings before tax in the first half of 2006 compared to USD 14 million in the same period last year.

Operating earnings before tax from life for account of policyholders decreased USD 11 million to USD 47 million compared to the first six months of 2005.

Fixed annuities

Fixed annuity new deposits of USD 987 million decreased 4% compared to the first half of 2005. Retail fixed annuity new deposits declined 15% reflecting continued increased competition from other products due to the flat yield curve. However, new deposits in the pension channel increased 33% to USD 321 million, including a terminal funding sale of USD 98 million in the second quarter. Fixed annuity account balances of USD 50.2 billion were USD 2.7 billion lower than year-end as new deposits were more than offset by higher withdrawals. The total decrement rate on the retail annuity segment increased to an annualized rate of 23% for the second quarter of 2006 but continues to be within expectations. This brings the total decrement rate for the first six months of 2006 to 20%.

Fixed annuity operating earnings before tax increased 31% to USD 284 million compared to the same period last year. This increase reflects a positive impact from total return annuities and fair value movements of certain financial assets. Lower amortization of deferred policy acquisition cost (DPAC) on the retail block has been partially offset by declining earnings due to modest spread compression and lower account balances. Fair value movements of certain financial assets contributed USD 70 million to operating earnings before tax, compared to USD 22 million in the first two quarters of 2005. The contribution to operating earnings before tax from total return annuities amounted to a negative USD 3 million compared to a negative USD 12 million in the same period last year.

Product spreads on the largest segment of the fixed annuity book were 229 basis points on an pre-tax operating basis compared to 245 basis points in the first quarter of 2006. Product spreads in the second quarter include 23 basis points from the impact of valuation of certain financial assets carried at fair value compared to 41 basis points in the first quarter. On a normalized basis, the expected contribution to product spreads from the valuation of these assets is approximately 15 basis points.

Variable annuities

Variable annuity new deposits of USD 3.4 billion increased 14% compared to the first half of 2005. The retail segment showed continued strong growth with an increase of 19% over the last year. Sales in the pension segment were 10% higher than last year, with most of this growth due to strong first quarter deposits. Variable annuity balances of USD 49.3 billion increased 3% compared to year-end 2005.

Variable annuity operating earnings before tax were USD 170 million in the first half of 2006 relative to a loss of USD 2 million in the comparable 2005 period. This includes the impact of the valuation of Canadian segregated funds, which contributed USD 40 million to operating earnings before tax in the first half of 2006, compared to a loss of USD 65 million in the same period last year. Growth in assets under management due to favorable equity markets and continued favorable persistency have contributed to the growth in earnings. The remaining increase is primarily related to a negative DPAC adjustment of USD 25 million in 2005 in addition to a positive DPAC adjustment of USD 13 million in the second quarter of 2006.

Institutional guaranteed products

Sales of institutional guaranteed products amounted to USD 6.8 billion, an increase of 19% compared to the first half of 2005. The higher sales were primarily due to medium term note funding agreements issued by the new Ireland platform through the first two quarters of 2006 and higher sales of short term products in the first quarter. The balance of institutional guaranteed products increased to USD 34.6 billion compared to USD 32.9 billion at year-end 2005.

Operating earnings before tax of institutional guaranteed products increased 5% to USD 170 million compared to the same period last year. The increase reflects the higher contribution from the valuation of certain financial assets carried at fair value, which amounted to USD 64 million in the first half of 2006, and USD 18 million in the first half of 2005. This was nearly offset by the impact of decreased product spreads resulting from the continued rise in short-term interest rates.

Fee – off balance sheet products

Off balance sheet sales for the first half of 2006 was USD 9.3 billion, slightly higher than the comparable 2005 period. Retail mutual fund deposits of USD 1.7 billion increased 53% compared to first half of 2005 due primarily to increased sales in the wirehouse and fee planner channels. Pension mutual funds increased 20% to USD 3.1 billion, primarily due to strong takeover deposits during the first quarter of 2006. Synthetic GIC sales of USD 3.9 billion in the first six months of 2006 increased 18% from USD 3.3 billion. Institutional asset management sales decreased from USD 2.3 billion to USD 0.6 billion in the first half of 2006 due to a strong first quarter of 2005. Off balance sheet assets have increased 5% compared to year-end 2005 and totaled USD 84.6 billion on June 30, 2006.

Operating earnings before tax from fee – off balance sheet products of USD 34 million declined by USD 10 million compared to the first six months of 2005. This decrease includes a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan. This was partly offset by higher fees from the growth in assets under management.

Reinsurance

Reinsurance new life sales of USD 164 million increased USD 27 million or 20% over the same period in 2005 due primarily to continued strong international sales.

Reinsurance operating earnings before tax increased 86% to USD 119 million compared to the same period in 2005. The increase in earnings primarily reflects continued growth in this business and favorable mortality during the first half of 2006. In addition, earnings from the total return annuity product amounted to USD 15 million in the first half of 2006 compared to a loss of USD 8 million in the first half of 2005.

Accident and health business

Accident and health premiums of USD 1,258 million increased 2% compared to the same period last year. Accident and health operating earnings before tax increased 4% to USD 205 million compared to the first six months of 2005. The increase in earnings is primarily due to favorable claims experience relative to the same period in 2005 and continued growth.

Commissions and expenses

Commissions and operating expenses of USD 2,222 million increased 7% compared to the first half of 2005. Operating expenses of USD 947 million were up 11% compared to the same period last year. This increase includes the impact of a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan included in the fee – off balance sheet line of business. Operating expenses increased over the prior year primarily due to growth initiatives in variable annuities, off balance sheet asset management, and international expansion, as well as increased regulatory and compliance costs.

Revenue generating investments

Total revenue generating investments amounted to USD 269 billion at June 30, 2006, an increase of 1% compared to year-end 2005.

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.3 billion as of June 30, 2006. Operating earnings for the first half of 2006 include USD 219 million (USD 260 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 194 million and cash income of USD 25 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

iii THE NETHERLANDS

amounts in million EUR	Six months ended June 30,
	2006	2005	%
Income by product segment
Traditional life	47	127	(63)
Life for account of policyholders	302	(67)
Fee - off balance sheet products	17	14	21
Accident and health insurance	17	28	(39)
General insurance	17	20	(15)
Banking activities	16	(3)

Operating earnings before tax	416	119
Gains/(losses) on investments	190	729	(74)
Impairment charges	(4)	(34)	88
Share in profit/(loss) of associates	3	1	200

Income before tax	605	815	(26)
Income tax	(68)	(214)	(68)

Net income	537	601	(11)

Commissions and expenses	522	591	(12)

Standardized new premium production insurance
Life single premiums	628	583	8
Life recurring premiums annualized	65	67	(3)
Life total recurring plus 1/10 single	128	126	2
Non-life premiums	46	27	70

Gross deposits
Saving deposits	1,370	1,501	(9)

Total production on balance sheet	1,370	1,501	(9)

Off balance sheet production
Mutual funds and other managed assets	134	495	(73)

Total production off balance sheet	134	495	(73)

Results

Operating earnings before tax amounted to EUR 416 million in the first six months of 2006, compared to EUR 119 million in the first six months of 2005. The increase in operating earnings in the Netherlands includes the positive effect of a EUR 235 million release of guarantee provisions for unit-linked business (of which EUR 31 million was recorded in the second quarter of 2006), whereas EUR 83 million was added to these provisions in the first six months of 2005. The release of guarantee provisions reflects the effect of the increase in interest rates on the risk-neutral market valuation of these guarantees. The comparable period also included EUR 41 million in provisions for improvements of “Spaarkas” products. Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed a negative EUR 1 million to operating earnings before tax, compared to a positive EUR 44 million in the first six months of 2005.

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, decreased 11% to EUR 537 million. Net gains/losses on investments (before tax) amounted to EUR 190 million compared to EUR 729 million in the first six months of 2005. The gains and losses on investments (before tax) include a negative EUR 346 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 293 million in the first half of 2005. The effective tax rate amounted to 11% compared to 26% in the first six months of the prior year. The decrease is largely the result of substantially higher tax-exempt gains from the sale of shares.

Traditional life / Life for account of policyholders

New life sales increased 2% to EUR 128 million. The strong growth in individual life and pension sales and in SME pensions more than compensated for the absence of large group pension contracts in the first six months of 2006. The pipeline of new group pension sales is promising.

Operating earnings before tax for traditional life amounted to EUR 47 million for the first six months of 2006, compared to EUR 127 million in the same period in 2005. The decrease mainly reflects lower investment income, including a smaller contribution from assets carried at fair value with no offsetting changes in the fair value of liabilities, and lower technical results.

Operating earnings before tax from life for account of policyholders amounted to EUR 302 million, compared to a loss of EUR 67 million in the first six months of 2005. This reflects the release of provisions for guarantees and the absence of additions to provisions for “Spaarkas” products.

Fee – off balance sheet products

Off balance sheet product sales amounted to EUR 134 million compared to EUR 495 million in the first six months of 2005. The comparable period included a number of large mandates.

Operating earnings before tax from fee business amounted to EUR 17 million, compared to EUR 14 million in the first six months of 2005, as a result of improved performance of Meeùs and the asset management activities.

Non-life insurance

Accident and health premiums decreased 5% to EUR 125 million as a result of high lapse rates in the sickness benefits market due to new legislation. Sales of the new WIA disability product developed favorably and represented 57% of all new non-life production in the first six months of 2006. Accident and health operating earnings before tax were EUR 17 million compared to EUR 28 million in the first six months of 2005. Technical results were lower compared to the favorable results in 2005, mainly because of higher claim experience and high lapse rates in the sick leave market related to legislative changes.

General insurance premiums decreased 2% to EUR 254 million. General insurance operating earnings before tax amounted to EUR 17 million compared to EUR 20 million in the comparable period, mainly due to higher claims and increased competition.

Banking activities

At the end of the second quarter of 2006, over 1,000 Levensloop contracts have been signed with employers, representing well over 600,000 employees. Currently more than 20,000 Levensloop accounts have been opened. Until July 2006, employees had the opportunity to open an account and save for this year. New Levensloop deposits, largely recurring, amounted to EUR 43 million in the first six months of 2006. The pipeline of new contracts represents 500 companies.

Operating earnings before tax from banking activities amounted to EUR 16 million, compared to a loss of EUR 3 million in the first six months of 2005. The increase reflects the absence of additions to provisions for equity lease products.

Commissions and expenses

Commissions and expenses decreased 12% to EUR 522 million in the first six months of 2006. Operating expenses amounted to EUR 341 million, 14% lower than in the comparable period of 2005. This is primarily due to no additional provisions for “Spaarkas” and equity lease products. On a like for like basis, operating expenses were up by approximately 5%, due to the additional costs of external staffing and professional services.

Revenue generating investments

Total revenue generating investments increased to EUR 63.7 billion at June 30, 2006, up 2% from year-end 2005 levels.

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include an investment in a private equity fund and totaled EUR 199 million as of June 30, 2006. Operating earnings for the first six months of 2006 include a loss of EUR 1 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

iv UNITED KINGDOM

amounts in million	Six months ended June 30,			Six months ended June 30,
	2006	2005	%	2006	2005	%
	GBP	GBP		EUR	EUR
Income by product segment
Traditional life	6	2	200	9	3	200
Life for account of policyholders	72	64	13	105	94	12
Fee - off balance sheet products	(3)	2		(5)	3

Operating earnings before tax	75	68	10	109	100	9
Gains/(losses) on investments	(2)	4		(3)	6
Impairment charges	(1)	(1)	0	(1)	(1)	0
Other non operating income/(charges)[1]	11	38	(71)	16	55	(71)

Income before tax	83	109	(24)	121	160	(24)
Income tax attributable to policyholder return	0	(38)		0	(55)

Income before income tax on shareholders return	83	71	17	121	105	15
Income tax on shareholders return	(8)	(18)	(56)	(12)	(26)	(54)
Minority interest	0	0		0	(1)

Net income	75	53	42	109	78	40

Commissions and expenses	279	225	24	406	329	23

Standardized new premium production insurance[2]
Life single premiums	2,417	1,367	77	3,520	1,996	76
Life recurring premiums annualized	257	184	40	375	269	39
Life total recurring plus 1/10 single	499	321	55	727	469	55

Off balance sheet production
Mutual funds and other managed assets	529	669	(21)	770	977	(21)

Total production off balance sheet	529	669	(21)	770	977	(21)

[1]	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.
[2]	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30,		June 30,	Dec. 31,
Per 1 EUR	2006	2005	2006	2005
GBP	0.6867	0.6847	0.6921	0.6853

Results

Operating earnings before tax amounted to GBP 75 million compared to GBP 68 million in the first six months of 2005. The increase mainly reflects business growth, the positive effect of higher equity and bond markets and positive mortality experience. Earnings are negatively impacted by a GBP 11 million charge for the incentive plan for registered individuals (RIs) and staff related to the accelerated acquisition of the remaining 40% of Positive Solutions (GBP 4 million in the second quarter). Excluding the effect of the incentive plan charge, operating earnings before tax increased 26%.

Net income, which includes net gains/losses on investments and impairment charges, increased 42% to GBP 75 million. Other non-operating income includes a gain of GBP 11 million in the first quarter of 2006 related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective tax rate in the first six months of 2006 decreased from 25% to 10%. This reflects the tax-free disposal gain on the Luxembourg subsidiary and a change in the mix of profits from business lines.

Traditional life / Life for account of policyholders

New life sales in the first six months of 2006 increased 55% and the second quarter of this year represented the highest quarterly sales result ever. The growth in sales is driven by increased activity in the pension business and strong sales in bonds and annuities. Part of the higher pension sales can be attributed to exceptional activity due to Pension A-Day.

Operating earnings before tax for traditional life amounted to GBP 6 million compared to GBP 2 million in the first six months of 2006, due to positive mortality experience in the second quarter of 2006. Operating earnings before tax from life for account of policyholders was GBP 72 million, a 13% increase. This increase mainly reflects business growth and the impact of the higher equity and bond markets on fund related charges.

Fee – off balance sheet products

In asset management, the retail business continued its trend from 2005 and showed strong performance, with the majority of sales coming from bond funds emphasizing the strength of AEGON’s fixed income offering. Institutional sales were lower as two large institutional mandates were won in the first half of 2005. Total off balance sheet production amounted to GBP 529 million compared to GBP 669 million in the first six months of 2005.

In the owned distribution businesses, Positive Solutions had a strong first half year generating its highest-ever quarterly income in the second quarter. The number of RIs reached 1,423 at the end of the second quarter, an increase of approximately 110 RIs compared to the end of 2005. Average productivity remains high.

Operating earnings before tax from the fee business segment amounted to a negative GBP 3 million, compared to a positive contribution of GBP 2 million in the first six months of 2005. The lower result was due to the charge of GBP 11 million for the incentive plan related to Positive Solutions.

Commissions and expenses

Commissions and expenses increased 24% to GBP 279 million including the GBP 11 million incentive cost related to Positive Solutions. Other factors affecting commissions and expenses include growth in the distribution businesses, leading to an increase of GBP 10 million in paid-out commissions. Operating expenses increased by 7% to GBP 174 million, reflecting investment and growth in the businesses, including protection and Positive Solutions.

Revenue generating investments

Total revenue generating investments of GBP 45.2 billion were stable compared to year-end 2005 levels.

v OTHER COUNTRIES

amounts in million EUR	Six months ended June 30,
	2006	2005	%
Income by product segment
Traditional life	1	8	(88)
Life for account of policyholders	2	2	0
Fee - off balance sheet products	(12)	1
Accident and health insurance	2	1	100
General insurance	17	15	13
Other	(1)	(1)	0

Operating earnings before tax	9	26	(65)
Gains/(losses) on investments	15	6	150
Impairment charges	(1)	176
Share in profit/(loss) of associates	10	13	(23)

Income before tax	33	221	(85)
Income tax	(9)	(34)	(74)

Net income	24	187	(87)

Commissions and expenses	194	127	53

Standardized new premium production insurance
Life single premiums	231	20
Life recurring premiums annualized	95	281	(66)
Life total recurring plus 1/10 single	118	283	(58)

Gross deposits
Variable annuities	3	2	50

Total production on balance sheet	3	2	50

Off balance sheet production
Mutual funds and other managed assets	221	159	39

Total production off balance sheet	221	159	39

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in EUR, are summarized in the table below.

Per 1 EUR	Six months ended June 30,
	2006	2005
Czech Republik Krona (CZK)	28.429	30.110
Hungarian Forint (HUF)	260.291	247.410
New Taiwan Dollar (NTD)	39.858	40.430
Polish Zloty (PLN)	3.877	—
Rin Min Bi Yuan (CNY)	9.821	10.750
Slovakian Koruna (SKK)	37.489	38.750

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

Results

Operating earnings before tax in Other countries amounted to EUR 9 million compared to EUR 26 million in the first six months of 2005. Higher earnings in Hungary and Spain were more than offset by lower results in Taiwan and higher start-up costs due to investments in growth in China and Slovakia.

Net income, which includes net gains/losses on investments, amounted to EUR 24 million compared to EUR 187 million in the first six months of 2005. The comparable period included a book gain on the sale of the Spanish general insurance activities for EUR 176 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 10 million, compared to EUR 13 million in the first six months of 2005.

Traditional life / Life for account of policyholders

New life sales in Taiwan in the first six months of 2006 decreased 76% to NTD 2.6 billion (EUR 64 million), reflecting the high levels of sales through the broker channel in the comparable period. Unit-linked sales increased for the sixth consecutive quarter, accounting for 44% of total new life sales in the first six months of 2006. The fall in traditional life sales is due to re-pricing of the products following the revised reserving requirements introduced in 2005, and price competition. Total gross premiums increased 8% to NTD 16.6 billion (EUR 417 million) in the first six months of 2006, mainly due to growth in recurring premiums of the life for account of policyholder business.

In Hungary, new life sales increased 5% to HUF 2.1 billion (EUR 8 million). The new risk product showed good sales momentum and various products have been repositioned in order to increase sales through the independent network. AEGON Poland had its third consecutive record sales quarter, with new life sales amounting to PLN 104 million (EUR 27 million). However, sales towards the end of the quarter were affected by increased equity market volatility.

In Spain, new life sales increased 44% to EUR 14 million, reflecting growth in recurring premium sales and the proportional inclusion of the sales of Badajoz Vida, the joint venture with Caja de Badajoz. New premium production has been adversely affected by changes in tax law, effective in 2007, delaying the closing of several agreements on group policies.

The partnership with CAM saw a decrease of 31% in new life sales to EUR 89 million (on a 100% basis). Premium income for the partnership with CAM amounted to EUR 247 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other countries amounted to EUR 1 million, compared to EUR 8 million in the first six months of 2005. This reflects lower results in Taiwan due to the decline in sales and higher investments in growth in China. Operating earnings from life for account of policyholders remained stable and amounted to EUR 2 million.

Fee - off balance sheet products

In Hungary, off balance sheet product sales amounted to HUF 50 billion (EUR 191 million). Sales in the pension fund business continued to grow, with the number of new members increasing by 38% to almost 28,000. Total pension fund membership amounted to over 600,000 members at the end of June 2006. Off balance sheet investments grew by 13% to HUF 317 billion (EUR 1,118 million) compared to the year-end 2005 level.

In Slovakia, the pension fund business continued to report strong growth. In the first six months, approximately 100,000 new pension fund members were registered, bringing the total to over 150,000.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to a negative EUR 12 million, against a positive EUR 1 million for the first six months of 2005, reflecting investments to grow the Slovakian pension business.

Non-life insurance

In Hungary, non-life premium income increased by 6% to HUF 17 billion (EUR 65 million) mainly as a result of increased household insurance sales. Non-life premiums in Spain, which only include health business, increased 3% to EUR 39 million.

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 2 million compared to EUR 1 million in the first six months of 2005. General insurance operating earnings before tax increased to EUR 17 million from EUR 15 million in the comparable period last year.

Commissions and expenses

Commissions and expenses increased 53% to EUR 194 million mainly due to lower deferral of commissions in Taiwan following a change in business mix. Operating expenses increased 2% to EUR 67 million due to higher expenses in China, Hungary and new operations in Poland, offset by lower expenses in Spain.

Revenue generating investments

Total revenue generating investments increased 8% to EUR 5.9 billion compared to year-end 2005 levels.

Associates

AEGON’s share in the profit of associates amounted to EUR 10 million (after tax), compared to EUR 13 million in the first six months of 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

vi Liquidity and capital resources

General

The AEGON Group conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During the first half of 2006, the capital adequacy of AEGON’s operating units continued to be strong. At June 30, 2006, all of AEGON’s units were capitalized within these tolerances.

Capital base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base to comprise at least 70% shareholders’ equity, at least 5% capital securities, and a maximum of 25% dated subordinated and senior debt. At June 30, 2006, AEGON’s capital base was within these prescribed tolerances: shareholders’ equity capital represented 74% of its total capital base, while perpetual capital securities comprised 16% of its total capital base. Senior and dated subordinated debt accounted for the remaining 10%.

In June 2006, AEGON N.V. issued USD 500 million Junior Perpetual Capital Securities. A further USD 50 million and a new tranche of EUR 200 million of Junior Perpetual Capital securities were issued in July 2006. The proceeds of both issues will be used for general corporate purposes including the retirement of senior debt. This will further improve the quality of the capital base and reduce refinancing risk.

The ratio of shareholders’ equity to total capital declined, mainly due to a decrease in revaluation reserves as a result of the impact of higher interest rates on the valuation of bonds. Under IFRS-EU accounting rules, reported equity has been subject to higher volatility. AEGON will monitor the development of its capital ratios under IFRS-EU in order to ensure continued strong capitalization. In the future, AEGON’s capital base may be subject to regulatory requirements arising from new legislation in the Netherlands.

Shareholders’ equity

Shareholders’ equity was EUR 17,334 million at June 30, 2006, compared to EUR 19,276 million at December 31, 2005. The decrease of EUR 1,942 million is largely due to adverse movements in the revaluation reserve of EUR 1,787 million, currency transation losses of EUR 954 million and cash dividends paid of EUR 263 million. Net income for the first half year amounted to EUR 1,294 million.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities in amounts that are eligible for benchmark inclusion and to support the maintenance of liquid secondary markets in these securities. AEGON also aims to maintain excellent access to retail investors, as witnessed by the successful issuance of Junior Perpetual Capital Securities in recent years and the issuance of two separate tranches of Junior Perpetual Capital Securities during the first seven months of 2006. AEGON’s focus on the fixed income investor base will continue to be supported by an active investor relations program to keep investors well informed about AEGON’s strategy and results. Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as a limited number of other AEGON Group companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through private placements issued under its USD 6 billion Euro Notes and Capital Securities Program and under a separate US shelf registration. AEGON’s and AEGON Funding Corp.’s combined USD 4.5 billion Euro and USD Commercial Paper Program (guaranteed by AEGON N.V.) facilitate access to international and domestic money markets, when required.

At June 30, 2006, AEGON N.V. had EUR 2.0 billion outstanding under its Notes and Capital Securities Program and EUR 0.5 billion under its Commercial Paper Program. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper Programs. The principal arrangement is a USD 5 billion syndicated facility maturing in 2010 and extendable until 2012, of which USD 3 billion acts as a back-up facility for AEGON’s Commercial Paper Programs.

Operating and investment leverage are not part of the capital base. At June 30, 2006, operating and investment leverage were EUR 2.6 billion (December 31, 2005: EUR 1.6 billion). Debt funding of collateral reserve relief for business units of AEGON USA represents the largest portion of operating leverage. Investment leverage increased during the first half of 2006, mainly due to the increase in the short term funding needs of operational units. Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. During the first half of 2006, internal distributions from units were sufficient to cover interest expense, other holding company expenses, and dividend payments.

Internal distributions may be subject to (local) regulatory requirements. Each business unit further controls its liquidity by closely managing the liquidity of its investment portfolio. The duration profile of AEGON’s capital debt and interest rate structure is managed in line with the duration of surplus assets related to its investments in its subsidiaries, subject to liquidity needs, capital, and other requirements. Of AEGON’s total capital debt and hybrid securities at June 30, 2006, approximately EUR 0.9 billion matures within three years and EUR 10 million between three and five years. EUR 5.2 billion is perpetual or matures after five years. AEGON believes its working capital, backed by the external funding programs and facilities, is amply sufficient for the Group’s present requirements.

vii Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

The application of these accounting policies is discussed in “Application of Critical Accounting Policies – International Financial Reporting Standards”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in The Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance.

Impairment of debt securities

The same monitoring practices and evaluation process as described in “Application of Critical Accounting Principles – IFRS-EU” is followed. The practices described are those followed by AEGON USA, as 80% of the unrealized loss exposure is in the US portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. For securities that are in an unrealized loss position due to increases in the risk free interest rate or general widening of credit spreads, AEGON looks to whether the particular asset does not fit AEGON’s long term investment strategy and to specific programs at the balance sheet date that may result in future sales of assets. If a particular asset does not fit AEGON’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to the fair value under US GAAP. For programs that may result in future sales, estimates are performed to determine the amount of loss and which securities that loss is attributable to.

If the decline in fair value is judged to be an OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Write offs on impaired debt instruments can be partially or fully reversed under IFRS-EU if the value of the impaired assets increases. Such reversals are not allowed under US GAAP.

Pension expense

US GAAP Statement of Financial Accounting Standard 87 “Employees Accounting for Pensions” (SFAS No. 87), is applied to the pension plans of the Group. SFAS No. 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation.

The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

viii Certain effects of US GAAP

Net income of EUR 894 million was reported for the first six months of 2006 based on US GAAP, compared to a net income of EUR 1,151 million over the same period in 2005. The US GAAP net income reflects the same financial statement impacts that were previously described on an IFRS-EU basis.

See Note 1.8 for a discussion of the main differences for net income and shareholders’ equity under IFRS-EU and US GAAP.

DISCLAIMER

Local currencies and constant currency exchange rates

This report contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

FORWARD LOOKING STATEMENTS

The statements contained in this report that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.